4/20


03024048

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chugai Pharmaceutical Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 34068 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 6/25/03



CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the fiscal year 2003 ended March 31, 2003)

May 16, 2003

AR/S 3-31-03

03 JUN 20 AM 7:21

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Ryuzo Kodama, Director, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: May 16, 2003
Parent Company Name: Roche Pharmholding B.V. Shareholding ratio of the Parent Company: 50.1%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2003 Ended March 31, 2003

(1)Results of operations

Note: Amounts of less than one million yen are omitted.

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2003 ended Mar. 31, 2003	¥237,390 million	12.1%	¥30,317 million	13.5%	¥30,967 million	4.8%
FY 2002 ended Mar. 31, 2002	¥211,705 million	4.3%	¥26,708 million	(11.7)%	¥29,554 million	1.8%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2003 ended Mar. 31, 2003	¥(20,135)	—	¥(51.75)	—	(8.5)%	8.0%	13.0%
FY 2002 ended Mar. 31, 2002	¥14,598	(5.8)%	¥57.93	¥49.09	7.5%	8.6%	14.0%

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the year ended March 31, 2003 and ¥956 million for the year ended March 31, 2002, respectively.
2. Average number of outstanding shares (consolidated): 390,885,654 shares for the year ended March 31, 2003 and 252,004,553 shares for the year ended March 31, 2002, respectively.
3. Change in method of accounting: Applicable
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of March 31, 2003	¥425,301 million	¥277,253 million	65.2%	¥503.41
As of March 31, 2002	¥349,225 million	¥200,779 million	57.5%	¥796.67

Note: Number of outstanding shares at the end of the fiscal year (consolidated): 550,569,719 shares as of March 31, 2003 and 252,024,072 shares as of March 31, 2002, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2003 ended Mar. 31, 2003	¥22,556 million	¥(16,025) million	¥6,548 million	¥70,593 million
FY 2002 ended Mar. 31, 2002	¥29,674 million	¥(29,290) million	¥(4,952) million	¥53,426 million

(4)Scope of consolidation and application of equity method:

Number of consolidated subsidiaries:	17
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	None

(5)Changes in scope of consolidation and application of equity method:

Number of companies newly consolidated:	1
Number of company excluded from consolidation:	6
Number of companies newly accounted for by the equity method:	None
Number of companies excluded from the equity method of accounting:	1

2. Forecast for the Year Ending December 31, 2003 (April 1, 2003 - December 31, 2003)

	Net Sales	Recurring Profit	Net Income
First half ending Sept. 30, 2003	¥142,000 million	¥18,500 million	¥12,500 million
FY 2003 ending Dec. 31, 2003	¥225,000 million	¥34,500 million	¥22,000 million

Reference: Projected net income per share for the year ending December 31, 2003 is ¥39.96, based on the number of outstanding shares as of March 31, 2003.

Note: The Company will change its financial year-end from March to December. Therefore, its next year-end closing will be planned to be December 31, 2003. As a result of this change, the forecast of the above represents six months (from April 1, 2003 to September 30, 2003) for the semiannual performance and nine months (from April 1, 2003 to December 31,2003) for the annual performance.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Outline of Chugai Group

(As of March 31, 2003)



CHUGAI PHARMACEUTICAL CO., LTD.
PHARMACEUTICAL SEGMENT
< Domestic >
* Chugai Research Institute for Medical Science Inc.
(Research and development and maintenance of research facilities)
* Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
< Overseas >
* Chugai U.S.A., Inc. (Holding company / Business administration in the US)
* Chugai Pharma U.S.A., LLC. (Research and development in the US)
* Chugai Pharma Europe Ltd. (Holding company / Business administration, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* Chugai Pharma France S.A.S. (Sales promotion in France)
* Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
* Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
# C&C Research Laboratories (Research in Korea)
- F. Hoffmann-La Roche Ltd (Production and sales of pharmaceuticals)
OTHER SEGMENT
* Eiko Kasei Co., Ltd. (Production and sales of agrochemicals and insecticides)
+ Chugai Transportation Co., Ltd. (Transportation)
* Chugai Business Support Co., Ltd. (Administrative support service)
* Chugai Distribution Co., Ltd. (Storage and transportation)
* Medical Culture Inc. (Publishing and printing)
* Chugai Techno Business Co., Ltd. (Building Maintenance service)

*	Consolidated subsidiaries
+	Non-consolidated subsidiaries not accounted for by the equity method
#	Affiliated companies not accounted for by the equity method
-	Subsidiary of the parent company

Note: None of subsidiaries' and affiliates' stock is listed.

Management Principles and Goals

1. Basic Management Principles

As part of its strategic alliance with F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical merged with Nippon Roche K.K. (Nippon Roche) on October 1, 2002.

In keeping with this development, the Company has set forth a new mission statement, stating "to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world," as its mission, and "as a most important member of the Roche group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally," for its envisioned future.

In addition, we are endeavoring to further boost actions that make patients and customers our primary focus as well as committing to the highest ethical and moral standards befitting a company involved in the healthcare industry.

Under these Basic Management Principles, Chugai's main endeavor is to raise the Chugai Group's corporate value and, with the conviction that these are the best measures for meeting the expectations of all of our stakeholders, such as customers and shareholders, we are redoubling efforts to realize them.

2. Basic Profit Distribution Principles

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, it also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. Chugai is using its internal reserves to fund domestic and overseas R&D activities and capital investment on manufacturing facilities for new products.

3. Reducing the Investment Unit

On August 1, 2002, Chugai reduced the number of shares per unit from 1,000 to 100 to stimulate the circulation of Company shares and to expand the investor base.

4. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a highly unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of antibody drugs. At the same time, Roche, who is our strategic partner, possesses capabilities in the R&D and manufacture of biopharmaceuticals that rate among the best in the world.

Chugai plans to maximize the benefits from its alliance with Roche, creating a win-win relationship that will concentrate resources in five fields comprising oncology, renal disease, bone/joint diseases, cardiovascular diseases, as well as transplantation/ immunity/infectious diseases to enable the development of innovative new drugs.

In the nonprescription products business, which mainly involves over-the-counter (OTC) drugs, we have devised an internal company system to promote independence, thus further raising productivity.

Furthermore, Chugai has set management targets for the fiscal year ending December 31, 2005, that include net sales of ¥315.0 billion and an operating income ratio 20% of net sales.

5. Future Tasks

As Japan's premier R&D-based pharmaceutical company with a global operating base, Chugai is making Company wide efforts to quickly develop its business further by leveraging the strategic alliance with Roche to maximize sales synergies in order to boost sales productivity, cost synergies in order to improve the cost structure, and R&D synergies in order to increase research efficiency and advance the development pipeline.

(1) Sales Synergies—Boosting Sales Productivity

On October 1, 2002, Chugai adopted a hybrid sales and marketing system for domestic pharmaceutical products. The system combines the benefits of marketing that is based on geographical area with that which is based on the therapeutic field to realize higher productivity and facilitate the delivery and exchange of information of high quality.

Capitalizing on both this marketing system and our 1,400 medical representatives (MRs), we will endeavor to maximize the value of both existing and new products

(2) Cost Synergies—Improving the Cost Structure

As part of efforts to improve the cost structure, Chugai is working to restructure its business establishments. When Chugai and Nippon Roche merged in October 2002, all overlap between main and branch offices was eliminated, cutting maintenance costs related to business establishments. Chugai is also moving forward with the reorganization of its research and production facilities, and plans to restructure its research sites from five in Japan and one overseas to four in Japan and its production sites from seven to five in Japan by the end of 2003.

(3) R&D Synergies—Increasing Research Efficiency and Advancing the Development Pipeline

As a result of the merger with Nippon Roche, Chugai has added Kamakura Research Laboratories, which has an excellent track record in the areas of cancer and medicinal chemistry previously operating within Roche's global research framework, to its R&D foundations to create one of Japan's leading drug-discovery bases among pharmaceuticals manufacturers, thereby engendering an environment conducive to the birth of groundbreaking new drugs from Japan.

In addition, the merger has produced a development pipeline that currently boasts 23 compounds, composing a strong lineup occupying a leading position in the domestic market, as well as the largest development staff in Japan.

Looking ahead, we plan to strengthen R&D portfolio management as well as capitalize on Roche network in overseas development advance the discovery and development of innovative new drugs, particularly antibody drugs, with the aim of contributing to medical treatment around the world.

(4) Personnel

On October 1, 2002, Chugai implemented a new employee compensation system based on the fulfillment of individual roles. In the industrial sector, there has been a proliferation of performance-based compensation systems; however, for R&D-driven pharmaceuticals manufacturers, medium- to-long-term successes resulting from personnel development are more highly valued than short-term results. At Chugai, we are striving to create a system that emphasizes processes that lead to results rather than the results alone and are endeavoring to improve both employee development and corporate performance.

6. Corporate Governance

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises foreign specialists from various fields, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. The Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

Since October 2002, Chugai's Board of Directors has been composed of 11 members, three of which are outside directors. There are four corporate auditors, two of which are from outside the company. None of the outside directors are full time staff at Chugai.

Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the primary executive officers, is entrusted by the Board of Directors to make critical decisions in the execution of business operations. Whenever the Management Committee makes an important decision, they notify the Board. The Board of Corporate Auditors conducts auditing activities based on the law and holds nine regular meetings annually, additional meetings are held as needed.

Chugai has established an Internal Auditing Department to monitor the execution of business operations, as well as a Risk Management Committee—a sub organization of the Management Committee—to handle all areas of risk management including ensuring Company wide compliance with legislation and working to prevent improprieties. Furthermore, in May 1998, Chugai established the Chugai Business Conduct Guidelines, standards for corporate behavior that aim to fully realize actions based on high ethics and morals. To bolster these efforts, in October 2002, the Company established the Corporate Ethics Department.

Chugai undergoes regular financial audits conducted by the accounting firm Shin Nihon & Co. and seeks legal counsel related to business management as well as daily operations as necessary.

7. *Basic Principles Regarding Relationship with Related Parties*

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals, including OTCs, in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding Korea).

The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its R&D, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.



Roche Holding Ltd.
100%
100%
F. Hoffman-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.1%
CHUGAI PHARMACEUTICAL CO., LTD.

Financial Review and Financial Position

1. Business Overview

(1) Overview of Fiscal 2003 (ended March, 2003)

a) Sales Results

During the fiscal year under review, the pharmaceutical industry was characterized by the effect of policies designed to reduce medical expenses, including a 6.3% average reduction in National Health Insurance (NHI) drug reimbursement prices, resulting in ongoing difficulty in the operating environment.

In this business climate, Chugai strove to leverage the strategic alliance with Roche, which began in December 2001, and the integration with Nippon Roche, which was a part of the alliance with Roche, to bolster new product development, enhance the sales platform, and sharpen the Company's global competitive edge. At the same time, Chugai endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, net sales rose 12.1% to ¥237,390 million, owing to the merger with Nippon Roche. Income of ¥502 million in patent royalties, which was heretofore charged to net sales, was recorded as non-operating income.

With respect to domestic and export sales of prescription pharmaceuticals in the pharmaceutical segment, sales of the mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin, increased at a rate exceeding that of market growth, reflecting the May 2001 launch of a pre-filled syringe product. The enhanced product lineup in the latter half of the fiscal year under review resulting from the merger with Nippon Roche as well as the successful market penetration of Suvenyl® (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, and Oxarol® (maxacalcitol), an agent for treating secondary hyperparathyroidism contributed to overall net sales. As a result, net sales climbed 17.7%, to ¥217,476 million.

In nonprescription products, persistently sluggish personal consumption resulted in substantially reduced sales of the New Guromont® line and other nutritional supplement drinks, and sales declined 13.0%, to ¥19,914 million.

Overseas sales, including exports, declined 46.9%, to ¥15,447 million, representing 6.5% of the Company's net sales.

In diagnostics, on September 16, 2002, the Company spun off U.S.-based subsidiary Gen-Probe Incorporated, allotting shares of Gen-Probe common stock to each shareholder registered on Chugai's shareholders' register as of the close of July 31, 2002, for every share of Chugai common stock held. In addition, on September 30, 2002, Chugai transferred all the shares of its wholly owned subsidiary Chugai Diagnostics Science Co., Ltd., to Fujirebio Inc. Consequently, the Group withdrew from the diagnostics business.

b) Financial Results

Operating income increased 13.5%, to ¥30,317 million and recurring profit rose 4.8%, to ¥30,967 million, thanks to robust sales of pharmaceutical products.

A ¥1,792 million gain on the sale of investment securities and a ¥1,227 million gain on sales investment in subsidiaries' were recorded as extraordinary gain. However, expenses related to the integration of operations with Nippon Roche totaled ¥18,118 million (including an unrecognized obligation related to retirement benefit expenses of ¥13,444 million) and the lump-sum amortization of long-term prepaid expenses amounted to ¥3,882 million were recorded as extraordinary loss. In addition, taxes on recognized deemed gains stemming from the spin-off of Gen-Probe were incurred. Consequently, a net loss of ¥20,135 million was posted.

Principal consolidated and non-consolidated performance figures and the ratios between those figures are as follows

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	230.2	237.3	1.03
Operating Income	27.2	30.3	1.11
Recurring Profit	28.3	30.9	1.09
Net Loss	21.5	20.1	0.94

Plans call for year-end cash dividends to be ¥8.00 per share, making the total value of dividends applicable to the year ¥16.00 per share.

c) R&D Activities

During the fiscal year under review, the merger with Nippon Roche prompted Chugai to add a fifth field to its strategic therapeutic domains—Transplant/Immunity/Infectious Diseases. The Company worked to develop innovative products with global applications in this as well as its other strategic domains—Oncology, Renal Diseases, Bone/Joint, and Cardiovascular Diseases. In Japan, Chugai's Fuji Gotemba Research Laboratories, Kamakura Research Laboratories, and Tsukuba Research Laboratories—which specialize in antibody drug R&D—collaborated to develop new pharmaceuticals. Overseas, Chugai Pharma U.S.A., LLC, carried out drug discovery and clinical development in the United States, and Chugai Pharma Europe Ltd. engaged in clinical development in Europe.

As one of Japan's premier R&D-oriented pharmaceutical companies with a global business base, Chugai is striving to bring about a new surge in corporate growth. Chugai has aggressively endeavored to further this goal. In May 2002, Chugai established a joint venture company, PharmaLogicals Research Pte. Ltd. which is a 100% subsidiary company of Mitsui & Co., Ltd. and the Central Institute for Experimental Animals to establish a post-genomic research base in Singapore. In September 2002, Chugai created a framework for research collaboration with Roche for small molecular synthetic drug research. Also in September 2002, Chugai entered into a licensing agreement with Cambridge Antibody Technology (CAT) to use CAT's human antibody screening technologies. Moreover, in February 2003, the Company formed a research collaboration agreement with Abgenix, Inc., to utilize its fully-human monoclonal antibody technology.

Meanwhile, Chugai plans to close the Takada Research Laboratories in December 2003 and the research department at Chugai Pharma U.S.A. LLC in July 2003 to bolster research efficiency by placing emphasis on the allocation of research resources in line with efforts to maximize research synergies with Roche.

With regard to the clinical development of pharmaceuticals, in June 2002, the Company filed for approval to import LY139481 HCl (raloxifene HCl), a selective estrogen receptor modulator for the treatment of osteoporosis in postmenopausal women, and in November 2002, Chugai filed for approval to import R442 (pegylated interferon alpha-2a), a recombinant pegylated interferon preparation for the treatment of chronic hepatitis C. In March 2003, Phase III clinical trials of MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for the treatment of rheumatoid arthritis, began. Furthermore, in January 2003, Chugai received approval to manufacture PB-94 (sevelamer HCl) indicated in the treatment of hyperphosphatemia, and the Company intends to launch this pharmaceutical in June 2003 under the brand name Renagel® Tablet. At present, Chugai has new drug applications (NDAs) waiting for approval for seven different compounds, including R340 (capecitabine) for the treatment of breast cancer.

Regarding R&D activities overseas, working through U.S.-based Chugai Pharma U.S.A. LLC, in October 2002, the Company commenced Phase II trials of CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) that is expected to be used for such indications as bone metastases. The clinical trial of GM-611, a motilin agonist for treating gastroparesis, had been temporarily interrupted, but permission to resume the clinical trial was granted after a report on animal testing studies was submitted to the U.S. Food and Drug Administration, and the Phase II clinical trial of GM-611 resumed in August 2002.

Regarding Europe, Chugai subsidiary Chugai Pharma Europe Ltd. completed Phase II clinical trials of MRA, a humanized anti-human IL-6 receptor mAb for treating rheumatoid arthritis, and is preparing for Phase III clinical trials. Also, in February 2003, Chugai and Roche entered into a Memorandum of Intent to co-develop and co-promote MRA. This is the first drug to be in-licensed by Roche from Chugai.

In the fiscal year under review, R&D expenses amounted to ¥48,511 million..

2. Forecast for the Year Ending December 31, 2003

(1) Assumptions Underlying Forecasts

Once approval of the changes to the articles of association is obtained at the annual meeting of shareholders slated for June 25, 2003, the closing date for the Company's fiscal term will be changed to December 31, and the subsequent fiscal period will constitute nine-months. Looking at net sales, market conditions will remain severe, owing to measures implemented in April 2002 to reduce medical expenses, including raising the share of medical costs to be paid by the insured to 30%. However, we anticipate that the addition of sales of Roche products stemming from the October 1, 2002, merger with Nippon Roche, the scheduled launch of four new pharmaceutical products—Renagel ®, Xeloda ®, Evista®, and Pegasys®, and steady growth in sales of such mainstay products as Epogin® and Rituxan® resulting from the enhanced marketing system will contribute to solid growth. Nonprescription products market conditions are expected to be harsh due to sluggish personal consumption, however, sales are forecast to change little from the previous fiscal period thanks to support from the Guronsan® and Varsan® brands.

With respect to profitability, although the cost of sales ratio is forecast to rise along with an ongoing increase in the percentage of net sales accounted for by Roche products and continued depreciation of the yen against the Swiss franc, Companywide cost structure reforms that were initiated after the merger are expected to bring about a substantially improved operating profit ratio.

(2) Forecast

Chugai projects non-consolidated net sales of ¥218,000 million yen and consolidated net sales amounting to ¥225,000 million yen.

Regarding profitability on a consolidated basis, Chugai forecasts operating income of ¥35,500 million (15.6% of net sales), recurring profit of ¥34,500 million (15.3% of net sales), and net income of ¥22,000 million (9.8% of net sales). We intend to distribute cash dividends of ¥12 per share for the nine-month fiscal period, thus maintaining our policy of a yearly dividend distribution of ¥16 per share.

	Non-Consolidated (A)	Consolidated (B)	(Billions of Yen) B/A
Net Sales	218.0	225.0	1.03
Operating Income	33.0	35.5	1.08
Recurring Profit	33.0	34.5	1.05
Net Income	21.5	22.0	1.02

Note: Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts due to latent risks and unforeseeable circumstances.

2. Financial Position

(1) Overview of This Fiscal Year

Total assets at the end of the fiscal under review totaled ¥425,301 million, increased by ¥76,075 million against the previous year-end, while total liabilities amounted to ¥146,358 million, decreased by ¥1,086 million. Net working capital (current assets less current liabilities) came to ¥184,963 million, and the current ratio was at 301.9%, reflecting the Company's sound financial position.

Shareholders' equity totaled ¥277,253 million, increased by ¥76,474 million against the previous year-end, and the equity ratio was 65.2%, compared with 57.5% at the previous year-end.

(2) Cash Flows

Net cash provided by operating activities decreased ¥7,118 million, to ¥22,556 million.

Net cash used in provided by investing activities declined ¥13,265 million, to ¥16,025 million, owing mainly to gains on the sales of marketable securities totaling ¥73,969 million.

Although income tax withheld due to deemed dividends accompanying the spin-off of Gen-Probe imposed a burden of ¥12,494 million, due to a cash inflow of ¥37,564 million stemming from the issuance of new shares to Roche Pharmholding, net cash provided by financing activities totaled ¥6,548 million, up ¥11,500 million against the previous fiscal year.

Thus, cash and cash equivalents at the end of the fiscal year under review amounted to ¥70,593 million, up ¥17,166 million.

(3) Financial Indices

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003
Equity ratio (%)	53.2	55.9	57.5	65.2
Market value equity ratio (%)	149.2	140.9	105.1	155.2
Number of years of amortization	1.7	2.4	1.4	0.4
Interest coverage ratio	42.6	28.3	53.0	78.7

Equity ratio: equity/total assets

Market value equity ratio: total market capitalization/total assets

Period of amortization: interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest coverage ratio: operating cash flow (prior interest and income tax deductions)/interest payment

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury shares).
*The cash flow from operating activities (prior to interest and income tax deductions) in the consolidated cash flow statement was used as operating cash flow (prior to interest and income tax deductions) in the calculations above.
*Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
*The amount from the paid interest column in the consolidated cash flow statement was used as interest payment in the calculations above.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Rohypnol, Madopar, Rivotril, Lexotan, Carfenil	Amoban, Laughing gas, Menamin Alpen
	Cardiovascular, Respiratory	Sigmart, Preran, Bezafibrate, Inhibace, Digosin, Resplen, Lanirapid, Bezalip	Rythmodan, Acetanol
	Gastrointestinal	Kytril, Ulcerlmin, Alumigel, New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol, Tigason, Propazyl, Rojelly Gold Oral Liquid	Mercazole, Pydoxal
	Hematologic Agents	Epogin, Neutrogin	—
	Metabolic	Euglucon, Monilac, Cellcept, New Guromont, Guronsan Strong Oral Liquid, Guronsan Oral Liquid, Guronsan A	Suvenyl, Glyceol, New Guromont Gold, Guronsan Plus
	Anticancer, Chemotherapeutic	Tamiflu, Furtulon, Herceptin, Picibanil, Vesanoid, Glucaron	Rituxan
	Antibiotic	Rocephin, Keiten, Cefotax	—
	Other	Topicain	Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	Hyaluronic Acid Plate "Chugai"

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2003.3 (Apr. 1, 2002 – Mar. 31, 2003)	Change (Compared to FY 2002)
Pharmaceutical	Central Nervous System	5,996	+ 1,000.6 %
	Cardiovascular, Respiratory	25,784	+ 29.9
	Gastrointestinal	12,427	+ 58.6
	Hormone, Vitamin, Tonic	29,754	- 0.7
	Hematologic Agents	98,689	+ 15.4
	Metabolic	13,441	- 0.4
	Anticancer, Chemotherapeutic	30,676	+ 2,027.9
	Antibiotic	5,180	+ 109.4
	Diagnostic	162	- 98.8
	Other	1,893	+ 69.5
	(Subtotal)	(224,007)	(+ 27.5)
Other	Pest Control	2,101	- 59.8
	Other	—	- 100.0
	(Subtotal)	(2,101)	(- 62.5)
	Total	226,109	+ 24.7

Note: Amounts are computed based on expected sales price net of consumption taxes.

(2)Purchase volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2003.3 (Apr. 1, 2002 – Mar. 31, 2003)	Change (Compared to FY 2002)
Pharmaceutical	Central Nervous System	3,019	- 23.3 %
	Cardiovascular, Respiratory	6,394	- 24.2
	Gastrointestinal	118	+ 15.0
	Metabolic	5,815	+ 12.8
	Diagnostic	—	- 100.0
	Anticancer, Chemotherapeutic	2,650	—
	Other	1,259	+ 14.3
	(Subtotal)	(19,257)	(+ 1.5)
Other	Other	—	- 100.0
	(Subtotal)	(—)	(- 100.0)
	Total	19,257	- 0.8

Note: Amounts are reported based on purchase price net of consumption taxes.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	FY 2003.3 (Apr. 1, 2002 – Mar. 31, 2003)	Change (Compared to FY 2002)
Pharmaceutical	Central Nervous System	9,732	+ 72,9 %
	Cardiovascular, Respiratory	32,952	+ 5.6
	Gastrointestinal	11,645	+ 67.3
	Hormone, Vitamin, Tonic	28,805	+ 8.1
	Hematologic Agents	91,229	+ 10.5
	Metabolic	20,571	- 3.0
	Anticancer, Chemotherapeutic	28,510	+ 2,319.5
	Antibiotic	3,917	+ 34.0
	Diagnostic	178	- 99.0
	Other	3,202	- 41.8
	(Subtotal)	(230,744)	(+ 14.0)
Other	Pest Control	6,646	- 11.4
	Other	—	- 100.0
	(Subtotal)	(6,646)	(- 27.9)
	Total	237,390	+ 12.1

Note: Amounts are reported net of consumption taxes.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2002			As of March 31, 2003			Change
Assets			%			%	
I Current assets:							
Cash and deposits		48,235			70,593		
Trade notes and accounts receiv		66,013			97,728		
Marketable securities		29,990			47,284		
Inventories		26,271			40,817		
Deferred tax assets		6,662			14,300		
Other		5,837			6,282		
Reserve for doubtful accounts		(263)			(470)		
Total current assets		182,748	52.3		276,536	65.0	93,787
II Fixed assets:							
1.Tangible fixed assets:							
Buildings and structures	86,897			103,490			
Accumulated depreciation	43,934	42,963		55,964	47,526		
Machinery and vehicles	57,121			62,447			
Accumulated depreciation	43,712	13,408		44,320	18,126		
Furniture and fixtures	34,299			34,971			
Accumulated depreciation	27,207	7,092		28,078	6,892		
Land		12,799			12,615		
Construction in progress		5,180			8,806		
Total tangible fixed assets		81,444			93.969		
2.Intangible fixed assets:							
Excess of cost over net assets acquired of subsidiaries		6,357			—		
Other		6,783			3,214		
Total intangible fixed assets		13,140			3,214		
3.Investments and other assets:							
Investment securities		41,871			20,644		
Long-term loans		1,181			213		
Deferred tax assets		12,197			20,128		
Other		16,914			10,890		
Reserve for doubtful accounts		(274)			(296)		
Total investments and other assets		71,891			51,580		
Total fixed assets		166,476	47.7		148,764	35.0	(17,712)
Total assets		349,225	100.0		425,301	100.0	76,075

(Millions of Yen)

Accounts	As of March 31, 2002	%	As of March 31, 2003	%	Change
Liabilities		%		%	
I Current liabilities:					
Trade notes and accounts payable	10,158		16,987		
Short-term borrowings	4,001		140		
Convertible bonds due within one year	39,822		—		
Other payables	10,705		17,649		
Accrued income taxes	3,634		31,669		
Deferred tax liabilities	4		8		
Accrued consumption taxes	744		1,720		
Accrued expenses	11,783		10,910		
Reserve for bonuses to employees	6,738		8,072		
Reserve for sales returns	449		787		
Reserve for sales rebates	1,016		1,614		
Other	1,970		2,012		
Total current liabilities	91,029	26.1	91,573	21.5	543
II Fixed liabilities					
Bonds with subscription warrant	—		6,312		
Convertible bonds	24,903		3,482		
Long-term debt	1,366		2,173		
Deferred tax liabilities	22		16		
Reserve for employees' retirement benef	27,519		42,309		
Reserve for officers' retirement benefits	491		460		
Other	2,110		31		
Total fixed liabilities	56,414	16.1	54,785	12.9	(1,629)
Total liabilities	147,444	42.2	146,358	34.4	(1,086)
Minority interests					
Minority interests	1,001	0.3	1,689	0.4	687
Shareholders' equity					
I Common stock	24,034	6.9	—	—	
II Additional paid-in capital	35,180	10.1	—	—	
III Retained earnings	137,189	39.3	—	—	
IV Net unrealized gain on securities	2,528	0.7	—	—	
V Translation adjustments	1,915	0.5	—	—	
VI Treasury stock, at cost	(69)	(0.0)	—	—	
Total shareholders' equity	200,779	57.5	—	—	
I Common stock	—	—	68,215	16.0	
II Additional paid-in capital	—	—	88,077	20.7	
III Retained earnings	—	—	120,114	28.3	
IV Net unrealized gain on securities	—	—	1,025	0.2	
V Translation adjustments	—	—	(108)	(0.0)	
VI Treasury stock, at cost	—	—	(69)	(0.0)	
Total shareholders' equity	—	—	277,253	65.2	76,474
Total liabilities, minority interests and shareholders' equity	349,225	100.0	425,301	100.0	76,075

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2000 – Mar. 31, 2002)			FY 2003.3 (Apr. 1, 2002 – Mar. 31, 2003)			Change
			%			%	
I Net sales		211,705	100.0		237,390	100.0	25,685
II Cost of sales:		64,824	30.6		79.041	33.3	14,217
Gross profit		146,880	69.4		158,349	66.7	11,468
Reserve for sales returns		137	0.1		343	0.1	205
Net gross profit		146,742	69.3		158,006	66.6	11,263
III Selling, general and administrative expenses:		120,034	56.7		127,689	53.8	7,654
Operating income		26,708	12.6		30,317	12.8	3,608
IV Non-operating income:							
Interest income	498			330			
Dividend income	180			172			
Equity in earnings of affiliated companies	956			—			
Life insurance dividends received	526			580			
Gain on sales of distribution right, etc.	3,266			—			
Royalties	—			502			
Other	1,377	6,806	3.2	1,320	2,906	1.2	(3,900)
V Non-operating expenses:							
Interest expense	959			277			
Loss on disposal of fixed assets	879			371			
Reserve for doubtful account	—			16			
Loss on inventories	1,496			247			
Foreign exchange loss	—			458			
Other	625	3,960	1.8	884	2,255	1.0	(1,704)
Recurring profit		29,554	14.0		30,967	13.0	1,412
VI Extraordinary gain:							
Gain on sales of investment securities	—			1,792			
Gain on sales of investment in subsidiaries	—	—	—	1,227	3,019	1.3	3,019
VII Extraordinary loss:							
Office closing costs	—			2,168			
Loss on sale of investment securities	—			1,254			
Integration costs	—			18,118			
Amortization of long-term prepaid expenses	—			3,882			
Valuation loss of investment securities	3,261	3,261	1.6	1,702	27,126	11.4	23,865
Income before income taxes and minority interests		26,293	12.4		6,860	2.9	(19,433)
Income taxes:							
Current	12,998			38,604			
Deferred	(1,325)	11,673	5.5	(12,125)	26,479	11.2	14,805
Minority interests		21	0.0		516	0.2	494
Net Income or (Net Loss)		14,598	6.9		(20,135)	(8.5)	(34,733)

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2000 - Mar. 31, 2002)		FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	
I Retained earnings at beginning of year		127,134		—
II Increase in retained earnings:				
Cumulative effect of revaluation of securities of overseas subsidiaries	—		—	
Cumulative effect of foreign currency translation of accounts of overseas subsidiaries	—	—	—	—
III Decrease in retained earnings:				
Decreased shareholding in consolidated subsidiary	70		—	
Dividends paid	4,409		—	
Bonuses to directors and corporate auditors	63	4,543	—	—
(Bonuses to corporate auditors)	(2)		(—)	
IV Net income		14,598		—
V Retained earnings at end of year		137,189		—
(Capital surplus)				
I Capital surplus at beginning of year				
Additional paid-in capital at beginning of y	—	—	35,180	35,180
II Increase in Capital surplus				
Conversion of convertible bonds	—		25,609	
Issue of shares due to increase capital	—		18,782	
Increase in capital surplus due to integratio	—		8,800	
Issue of shares due to exercise of warrant	—	—	18,764	71,956
III Decrease in Capital surplus				
Decrease in capital surplus due to capital reducti	—	—	19,059	19,059
IV Capital surplus at end of year		—		88,077
(Retained earnings)				
I Retained earnings at beginning of year				
Retained earnings at beginning of year	—	—	137,189	137,189
II Increase in retained earnings				
Increase in retained earnings due to integratio	—	—	11,449	11,449
III Decrease in retained earnings				
Net loss	—		20,135	
Dividends paid	—		4,457	
Bonuses to directors and corporate auditors	—		63	
Common stock	—		279	
Decreased shareholding in consolidated subsidiary	—	—	3,589	28,525
III Retained earnings at end of year		—		120,114

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2000 - Mar. 31, 2002)	FY 2003.3 (Apr. 1, 2002- Mar. 31, 2003)
I Cash flows from operating activities		
Income before income taxes and minority interests	26,293	6,860
Depreciation and amortization	12,938	14,904
Increase in reserve for employees' retirement benefits	3,882	8,237
Interest and dividend income	(678)	(503)
Interest expense	959	277
Equity in earnings of affiliated companies	(956)	—
Loss on disposal of fixed assets	879	371
Loss on sales and revaluation of investment securities	3,271	(66)
(Increase) decrease in notes and accounts receivable	2,783	(9,965)
Increase in inventories	(102)	(1,560)
Increase (decrease) in notes and accounts payable	(642)	5,755
Increase (decrease) in accrued consumption taxes	(867)	986
Other	2,361	7,658
Subtotal	50,122	32,955
Interest and dividends received	716	593
Interest paid	(959)	(426)
Income taxes paid	(20,205)	(10,566)
Net cash provided by operating activities	29,674	22,556
II Cash flows from investing activities		
Payments for purchases of marketable securities	(34,770)	(76,027)
Proceeds from sales of marketable securities	15,094	73,969
Payments for purchases of investment securities	(9,432)	(9,093)
Proceeds from sales of investment securities	13,730	5,365
Payments for purchases of fixed assets	(14,527)	(14,366)
Proceeds from sales of fixed assets	208	1,522
Net decrease in short-term loans	75	50
Net decrease in long-term loans	331	1,607
Additional acquisition of shares of consolidated subsidiaries	(1)	(140)
Proceeds from sales of investment in a subsidiary	—	1,086
Net cash (used in) provided by investing activities	(29,290)	(16,025)
III Cash flows from financing activities		
Net decrease in short-term bank loans	(120)	(3,690)
Net decrease in long-term debt	(347)	(95)
Redemption of bonds	—	(9,982)
Proceeds from issuance of stock	—	37,564
Payment related to capital reduction	—	(12,494)
Increase of treasury stock	(65)	(279)
Cash dividends paid to shareholders of parent company	(4,409)	(4,457)
Cash dividends paid to minority shareholders	(8)	(16)
Net cash used in financing activities	(4,952)	6,548
IV Effect of exchange rate changes on cash and cash equivalents	939	(273)
V Net increase (decrease) in cash and cash equivalents	(3,628)	12,805
VI Cash and cash equivalents at beginning of year	57,161	53,426
VII Receipts in cash and cash equivalents due to integration	—	16,420
VIII Decrease in cash and cash equivalents due to decrease in shareholding in consolidated subsidiary	(106)	(12,059)
IX Cash and cash equivalents at end of year	53,426	70,593

Basis of Preparing Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 17 companies

Major subsidiaries <Domestic>
Eiko Kasei Co., Ltd.
<Overseas>
Chugai Pharma Marketing Ltd.

Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") included Chugai Aventis S.N.C. into its scope of consolidation. Gen-Probe Holding Company Incorporated was merged into Gen-Probe Incorporated, Gen-Probe Incorporated was excluded from the scope of consolidation due to the reduction of share holding through reduction of capital and distribution of Gen-Probe shares to Chugai shareholders. Chugai Diagnostics Science Co. Ltd., Koei Pharma Co., Ltd. and Takaoka Chugai Pharmaceutical Co., Ltd. were excluded from the scope of consolidation due to sale of share.
Chugai Transportation Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.

(2) Non-consolidated subsidiaries

Chugai Transportation Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.

2. Application of Equity Method

(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method:
None

(2) Companies to which the equity method has not been applied

Subsidiary: Chugai Transportation Co., Ltd.
Affiliates: C&C Research Laboratories
Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.

3. Treatment for the Difference in Fiscal Period

Nine foreign subsidiaries have been consolidated on the basis of their fiscal period ended December 31, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.

4. Significant Accounting Policies

(1) Basis and method for valuation of significant assets

a. Financial assets

Held-to-maturity debt securities: held-to-maturity debt securities are stated by the amortized cost method
Other securities:

- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

b. Basis for valuation of derivative

Derivatives are revaluated by the market value method.

c. Inventories

- Inventories other than work in process are stated at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

(2) Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

(3) Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for sales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

Additional information

The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for caluclating retirement benefit obligations.

The Company merged with Nippon Roche K.K. at October 1, 2002. The Company's former retirement benefit plan will be drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, the number of employees increased drastically and term of retirement benefit plan changed. Due to these situations, the Company's former retirement benefit plan was substantially terminated on September 30, 2002 and new retirement benefit plan was substantially created on October 1, 2002.

According with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effects of this change were recognized as liabilities, mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative), ¥25 million of prior service cost (negative) due to introduction of new employees' retirement benefit plan effective the year beginning at October, 2002, and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

(4) Foreign currency translation

The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.

(5) Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

The foreign subsidiaries' accounting treatment of fixed assets including lease transactions is accounted for in accordance with their countries' accounting standards.

(6) Other

a. Consumption taxes

Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes. Temporary payments and receipts of consumption taxes are eliminated and recorded as accrued consumption taxes.

b. Treasury stock and reduction of legal reserves

Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on February 21, 2002. There is no effect on profit or losses due to this change.

As a result of the revision of regulations for "Consolidated Financial Statements", the Company presented the shareholders' equity of consolidated balance sheet and the statement of shareholders' equity in accordance with the revised regulations for Consolidated Financial Statements.

c. The information per share

Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.2, Accounting Standard for Net Income per Share" and "Accounting Guideline No.4, of "Accounting guideline for Accounting Standard of Net Income per Share" issued by Accounting Standards Board of Japan on September 25, 2002.

There is immaterial on profit or losses due to these changes.

5. Basis of Evaluation of Consolidated Subsidiaries

Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is remeasured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interests is carried at book value.

6. Excess of Costs Over Net Assets of Acquired Subsidiaries

The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.

7. Appropriations of Retained Earnings

The accompanying consolidated statements of retained earnings have been prepared based on the appropriations approved by shareholders through the end of the fiscal period.

8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows

All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.

Change in Accounting Method

The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger.

As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the year ended March 31, 2003 was to increase non-operating income and to decrease net sales and operating income by ¥502 million. However there is no effect on recurring profit and income before income taxes and minority interests.

Additional Information

Effective the year ended March 31, 2003, the Company separately presented "Foreign exchange loss", which had been included in "Other" in the non-operating expense for the year ended March 31, 2002, because this amount became more than 10% of non-operating expense. The amount of "Foreign exchange loss" included in "non-operating expense" for the year ended March 31, 2002, was ¥68 million.

Notes

1. Notes to the Consolidated Balance Sheets

(1) Contingent liabilities:

	As of March 31, 2002	**As of March 31, 2003**
Guarantees of loans of employees	¥61 million	**¥1,457 million**

(2) Notes receivable discounted:

	As of March 31, 2002	**As of March 31, 2003**
Discounted notes receivable for exports	¥51 million	—
Discounted U.S. dollar-denominated notes receivable for exports	¥30 million ($229 thousand)	—

(3) Convertible bond:

As of March 31, 2002:
The Company included ¥29,916 million of the Series #5 unsecured convertible bonds due 2006, which will be redeemed in accordance with the exercise of the optional redemption term, into the "Convertible bonds due within one year".

As of March 31, 2003:
There are no convertible bonds due within one year.

2. Notes to the Consolidated Income of Statements

	Year ended March 31, 2002	**Year ended March 31, 2003**
(1) Significant components of SG&A expenses:		
Depreciation	¥1,280 million	**¥1,467 million**
Reserve for doubtful accounts	7	**279**
Reserve for bonuses to employees	4,054	**4,925**
Retirement benefit expenses	4,171	**4,575**
Reserve for officers' retirement benefits	70	**77**
Payroll expenses	20,890	**21,596**
Selling expenses	10,782	**13,607**
R&D expenses	47,844	**48,511**

	Year ended March 31, 2002	**Year ended March 31, 2003**
(2) R&D expenses included in SG&A and cost of sales	¥47,844 million	**¥48,511 million**

(3) Details of integration costs:	Year ended March 31, 2002	**Year ended March 31, 2003**
Amortization of unrecognized retirement benefit obligations	—	**¥13,444 million**
Expenses related to IT etc.:	—	**4,674**

(4) Amortization of long-term pre-paid expenses:

For the year ended March 31, 2002(April 1, 2001 – March 31, 2002):
None

For the year ended March 31, 2003(April 1, 2002 – March 31, 2003):
The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.

(5) **Income tax, Inhabitant tax and Enterprise tax related:**

For the year ended March 31, 2002(April 1, 2001 – March 31, 2002):

None

For the year ended March 31, 2003(April 1, 2002 – March 31, 2003):

¥22,384 million of income taxes, deducted the deferred income tax on gain on the sales of investment in Gen-Probe Incorporated for tax purpose arising from spin-off of Gen-Probe., was included.

3. Notes to the Consolidated Statements of Cash Flows

(1) **Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets**

	As of March 31, 2002	**As of March 31, 2003**
Cash and deposits	¥48,235 million	**¥70,593 million**
MMF and short-term investment trust maturing within 3 months	5,190	—
Cash and Cash Equivalents	¥53,426 million	**¥70,593 million**

(2) **The significant components of subsidary excluded from scope of consolidation.**

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

None

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

Gen-Probe Holding Company Incorporated (As of December 31, 2001)

Current assets	**¥ 1,085 million**
Fixed assets	**16,718**
Total assets	**¥17,803**
Current liabilities	**¥0**
Total liabilities	**¥0**

Gen-Probe Incorporated (As of December 31, 2001)

Current assets	**¥ 7,499 million**
Fixed assets	**13,658**
Total assets	**¥21,157**
Current liabilities	**¥ 3,571**
Fixed Liabilities	**2,305**
Total liabilities	**¥ 5,877**

(3) **The siginificant components of non-cash transactions**

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

None

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

a. Convertible bonds and warrants

	Year ended March 31, 2002	**Year ended March 31, 2003**
Decreased convertible bonds due to conversion	¥82 million	**¥51,260 million**
Deceased bonds with warrant rights due to exercise	—	**37,571**

b. The assets and liabilities

The assets and liabilities that succeeded from Nippon Roche, which merged in October 1, 2002, are as follows;

Nippon Roche K. K. (As of October 1, 2002)

Current assets	**¥61,158 million**
Fixed assets	**19,713**
Total assets	**¥80,871**
Current liabilities	**¥ 7,890**
Fixed Liabilities	**52,728**
Total liabilities	**¥60,619**

4. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of March 31, 2002		
	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	¥32 million	¥16 million	¥15 million
Furniture and fixtures	2,617	1,835	782
Total	¥2,649 million	¥1,851 million	¥798 million

	As of March 31, 2003		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Machinery and vehicle	**¥37 million**	**¥21 million**	**¥16 million**
Furniture and fixtures	**2,377**	**1,377**	**999**
Total	**¥2,415 million**	**¥1,399 million**	**¥1,016 million**

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of March 31, 2002	**As of March 31, 2003**
Due within one year	¥356 million	**¥415 million**
Due over one year	441	**600**
Total	¥798 million	**¥1,016 million**

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	Year ended March 31, 2002	**Year ended March 31, 2003**
Lease payments	¥525 million	**¥463 million**
Depreciation	¥525 million	**¥463 million**

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

5. Fair Value of Marketable Securities and Investment Securities

For the year ended March 31, 2002 (April 1, 2001 – March 31, 2002):

(1) Trading securities
The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value
The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
a. Stocks	¥4,832 million	¥9,993 million	¥5,161 million
b. Bonds	4,392	4,397	4
c. Others	6,998	6,999	0
Subtotal	¥16,223 million	¥21,390 million	¥5,166 million
Securities whose carrying value does not exceed their acquisition costs:			
a. Stocks	¥ 5,682 million	¥ 5,228 million	¥(454) million
b. Bonds	395	395	—
c. Others	33,405	33,005	(400)
Subtotal	¥39,484 million	¥38,629 million	¥(854) million
Total	¥55,708 million	¥60,019 million	¥4,311 million

(4) Other securities sold during the fiscal year
There was no significant profit and loss on the sale of other securities during the fiscal year.

(5) Securities without market value

a. **Held-to-maturity securities:**
The Company and its consolidated subsidiaries had no held-to-maturity securities.

b. **Other Securities:**

Money market funds and other securities:	¥5,190 million
Unlisted stocks, except stocks traded on the OTC market:	¥1,473 million
Others:	¥4,989 million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Central and regional government bonds, etc.	¥ 1,712 million	—
Corporate bonds	20,971	¥15,504 million
Others	11,990	—
Total	¥34,673 million	¥15,504 million

For the year ended March 31, 2003 (April 1, 2002 – March 31, 2003):

(1) Trading securities
The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value
The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
a. Stocks	¥2,845 million	¥5,236 million	¥2,390 million
b. Bonds	5,000	5,006	6
c. Others	7,998	7,999	0
Subtotal	¥15,844 million	¥18,242 million	¥2,397 million
Securities whose carrying value does not exceed their acquisition costs:			
a. Stocks	¥2,971 million	¥2,369 million	¥(602) million
b. Bonds	39,199	39,115	(84)
c. Others	7,499	7,498	(0)
Subtotal	¥49,671 million	¥48,983 million	¥(687) million
Total	¥65,515 million	¥67,225 million	¥1,709 million

(4) Other securities sold during the fiscal year

Total of sale	Total of gain on sale	Total of loss on sale
¥4,535 million	¥1,792 million	¥1,256 million

(5) Securities without market value
a. Held-to-maturity securities:
The Company and its consolidated subsidiaries had no held-to-maturity securities.
b. Other securities:
Unlisted stocks, etc: ¥644 million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Corporate bonds	¥31,786 million	¥12,335 million
Others	15,498	—
Total	¥47,284 million	¥12,335 million

6. Derivative Transactions

For the year of March 31, 2002 (April 1, 2001 – March 31, 2002) :

(1) Items related to the status derivative transactions

a. **Description of transactions, policy and purpose of usage financial derivatives**
The Company utilizes such financial instruments partially for accounts such as receivable, accounts payable and accrued expenses in foreign currencies. However, the Company utilizes such derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into transactions for speculative or trading purposes.

b. **Description of risks associated with derivative transactions**
The Company is exposed to credit risk in the event of nonperformance by its counter parties to derivative financial instruments, but it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

c. **Risk management of the financial derivatives**

Observing the company's internal rule and procedure, the Company administers risks of derivative transactions.

d. **Supplementary note for "Description of market value of the financial derivatives"**
The Company and consolidated subsidiaries do not utilize financial derivatives other than such foreign exchange forward agreement.

(2) Description of market value of the financial derivatives
There were no unrealized gains or losses on derivative transactions.
As a result of the adoption of a accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999), derivatives transactions that allocate for foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

For the year ended March 31, 2003 (April 1, 2002 – March 31, 2003):

(1) Items related to the status derivative transactions

a. Description of financial derivative transactions
The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.

b. Policy of financial derivative transactions
The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.

c. Purpose of financial derivative transactions
The Company utilizes them following purposes;
- in order to hedge against fluctuation risks in foreign currency exchange rate according to monetary liabilities in foreign currencies.
- in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges

d. Description of risks associated with derivative transactions
The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. But it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

e. Risk management of the financial derivatives
Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.

f. Supplementary note for "Description of market value of the financial derivatives"
The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not presented the size of risk associated with derivative transactions.

(2) Description of market value of the financial derivatives
Foreign currencies
As of March 31, 2003

Transaction excluding market	Contract Amount, etc	Over one year	Market Value	Loss/Profit on revaluation
Foreign exchange contract				
Purchased				
Swiss Franc	¥9,658 million	—	¥9,673 million	¥14 million
Currency swap				
Euro and Yen	¥1,000 million	¥1,000 million	¥94 million	¥94 million
Total	¥10,658 million	¥1,000 million	¥9,767 million	¥108 million

(Notes)

1. Revaluation method of market value:

It is based on the prices that financial institutions present.

2. Derivatives applying to hedge accounting:
   None

2. Interest rates
   As of March 31, 2003

Transaction excluding market	Contract Amount, etc		Market Value	Loss/Profit on revaluation
		Over one year		
Interest income (Variable) & Interest expense (Fixed)	¥5,000 million	¥5,000 million	¥(489) million	¥(489) million
Interest income (Fixed) & Interest expense (Variable)	6,000 million	6,000 million	604 million	604 million
Total	¥11,000 million	¥11,000 million	¥115 million	¥115 million

(Notes)

1. Revaluation method of market value:
   It is based on the prices that financial institutions present.
2. Derivatives applying to hedge accounting:
   None

7. Accounting for Retirement Benefits

(1) Overview of retirement benefits

The Company has various defined benefit plans such as a welfare pension fund plan, a tax qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases. In April 1994, the Company transferred from the tax-qualified pension plan established in January 1983, to a welfare pension plan. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligation

	As of March 31, 2002	As of March 31, 2003
Retirement benefit obligation	¥(61,509) million	¥(83,641) million
Pension assets	28,351	41,204
Unfunded retirement benefit obligation	(33,157)	(42,437)
Unrecognized prior service cost	(1,562)	(755)
Unrecognized actuarial loss	7,199	884
Reserve for employee's retirement benefits	¥(27,519) million	¥(42,309) million

Notes:

As of March 31, 2002: and
As of March 31, 2003

1. *The government-sponsored portion of welfare pension fund plan is included in the amount.*
2. *The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.*

(3) Retirement benefits expenses

	Year ended March 31, 2002	Year ended March 31, 2003
Service cost	¥3,228 million *(Note 1 and 2)*	¥3,933 million *(Note 1 and 2)*
Interest cost	1,785	1,937
Expected return on pension assets	(638)	(679)
Amortization of net retirement benefit obligation at transition	—	13,444 *(Note 3)*
Amortization of actuarial gain or loss	1,561	741
Amortization of prior service cost	(405)	(247)
Additional retirement benefits, etc	269	1,167
Total retirement benefit expenses	¥5,801 million	¥20,296 million

Notes:

Year ended March 31, 2002

1. *Plan participants' contributions to welfare pension funds have been deducted from the amount.*
2. *Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.*

Year ended March 31, 2003

1. *Plan participants' contributions to welfare pension funds have been deducted from the amount.*
2. *Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.*
3. *The Company amortized unrecognized retirement benefit obligation at the end of September 2002, correspondence to prior service cost which was occurred by introducing the revised benefit plan and correspondence to actuarial loss which was arose by applying revised discount rate.*

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

	Year ended March 31, 2002	Year ended March 31, 2003
1) Discount rate	3.0%*(At the beginning of the current fiscal year, 3.5% was applied.)*	2.5%*(At the beginning of the current fiscal year, 3.0% was applied.)*
2) Rate of expected return on plan assets	2.0% *(Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)*	Not changed Not changed
3) Method of attribution of retirement benefits to the period	Straight line method for the years of services	Not changed
4) Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)	Not changed
5) Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)	Not changed

8. Tax-Effect Accounting

(1) Principal deferred tax assets and tax liabilities

	As of March 31, 2002	As of March 31, 2003
Deferred tax assets:		
Reserve for retirement benefits in excess of limit	¥9,852 million	¥15,199 million
Amortization of deferred charges	1,880	3,506
Unrecognized outstanding enterprise tax	358	2,795
Loss on reserve for bonuses in excess of limit	1,853	2,761
Prepaid expenses for tax purposes	1,524	2,079
Prepaid research equipment and others for tax purposes	825	1,003
Depreciation of fixed assets in excess of limit	742	943
Unrecognized losses on securities	404	906
Unrecognized reserve for sales rebates	422	670
Elimination of unrealized profit on inventories	523	454
Unrecognized reserve for bonuses to directors and corporate auditors	204	182
Temporary balance of deferred profit (overseas consolidated companies)	474	—
Other	3,163	5,514
Total deferred tax assets	22,230	36,016
Offsetting of deferred tax liabilities	(3,369)	(1,588)
Deferred tax assets, net	¥18,860 million	¥34,428 million
Deferred tax liabiities:		
Reserve for deferred capital gain	—	¥919 million
Unrealized gain on securities	¥1,785 million	680 million
Intangible assets (differences in basis of depreciation)	1,137	—
Other	472	12
Total deferred tax liabilities	3,396	1,612
Offsetting of deferred assets	(3,369)	(1,588)
Deferred tax liabilities, net	¥26 million	¥24 million

(2) Significant components of difference between statutory tax rate and effective tax rate

	As of March 31, 2002	As of March 31, 2003
Statutory tax rate:	41.5%	41.5%
Adjustments		
Items such as entertainment expenses permanently not deductible for tax purposes	5.4	21.3
Items such as dividend income permanently not taxable	(0.2)	(3.4)
Inhabitants' per capita taxes	0.4	1.5
Tax rate differences of overseas subsidiaries	(0.5)	(5.6)
Tax benefits of research and development costs	(2.4)	(12.9)
Gain on the sales of investment for tax purpose regarding the spun-off of Gen-Probe Incorporated	—	326.3
Reduction of revised deferred tax asset due to tax rate revision	—	15.0
Other	0.2	2.3
Effective tax rates	44.4%	386.0%

(4) **Deferred tax assets and liabilities revision due to revised corporate income tax rate**

As of March 31, 2003

Introducing pro forma standard taxation effective the year at April 1, 2004, corporate enterprise tax rate is revised, because "The law that a part such as local taxes is revised" (The law in 2003 No.9) was announced officially at March 31, 2003.

Along with this, statutory tax rate that calculates deferred tax assets and liabilities arising from temporal differences which will be dissolved after January 1, 2005 is changed from 41.5% to 39.5%.

As a result, although net deferred tax assets were decreased by ¥998 million, deferred income taxes were increased by ¥1,031 million during this fiscal year.

9. Segment Information

(1) **Business Segments**

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002) and

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods. As net sales, operating income and total assets of non-pharmaceutical segment constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) **Geographical Segments**

For the year ended March 31, 2002 (April 1, 2000 - March 31, 2002) and

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of consolidated totals, the disclosure of geographical segment information has been omitted.

(3) **Overseas Sales**

For the year ended March 31, 2002 (April 1, 2000 - March 31, 2002)

	Year ended March, 31, 2002			
	North America	Europe	Other	Total
I Overseas Sales	15,386	11,894	1,831	¥29,112 million
II Consolidated net sales				¥211,705 million
III Overseas sales as a percentage of consolidated net sales	7.3	5.6	0.9	13.8%

Notes:

1. *Segmentation of countries and areas are based on geographical location.*
2. *Major countries and areas included in each category:*
   a. *North America: The United States of America, Canada*
   b. *Europe: The United Kingdom, France, Germany, Spain, etc.*
   c. *Other: Asia, Australia, Africa, etc.*
3. *Overseas sales include export sales of the Company and its domestic subsidiaries and sales (Other than exports to Japan of its foreign consolidated subsidiaries.)*

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

In addition, overseas sales during this fiscal year are ¥15,447 million, or 6.5% of consolidated total sales. As mentioned in "Change in Accounting Method", effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income". As a result of this change, overseas sales were decreased by ¥363 million for the year ended March 31, 2003.

10. Transaction with the Related Parties

For the year ended March 31, 2002 (April 1, 2000 - March 31, 2002)

There is no transaction with the related party.

For the year ended March 31, 2003 (April 1, 2002 - March 31, 2003)

(1) Parent Company

Attribute	Name of company	Address	Common Stock (*1)	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction	Account	Ending balance (*2)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Holland Mijdrecht	467	Holding Company	50.1%	-	Equity participation and Partnership	Acceptance of bonds with warrant rights	-	Bond	6,321
								Payment of bond interest	-	Accrued expense	28

(*1): Millions of Euro (*2): Millions of Yen

(2)Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock (*1)	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*2)	Account	Ending balance (*2)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffman-La Roche Ltd.	Switzerland Basel	150	Production and Sales of drugs	-	Director 2 persons	Material purchase	Material purchase	21,623	Account payable	9,173

(*1): Millions of Swiss Franc (*2): Millions of Yen

Note: According to consumption tax, "Amount of transaction" is including, but "Ending balance" is not.

Guideline of determination for Business conditions

- ***Business transaction is determined as same as general transaction in consideration with market value.***
- ***Funds transaction is reasonably determined interest rate in consideration with market interest rate.***

File Number: 82-34668

[TRANSLATION]

Attachment 2



CHUGAI PHARMACEUTICAL CO., LTD.

Creating Value for Life

NON-CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the fiscal year 2003 ended March 31, 2003)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	May 16, 2003
Address of the Head Office:	1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan	
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka	
Security Code No.:	4519	

(URL http://www.chugai-pharm.co.jp/english

Representative	Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact:	Mr. Ryuzou Kodama, Director, General Manager of Finance and Accounting Department

Phone: +81-(0) 3-3281-6611

Date of Board Meeting for Settlement of Accounts: May 16, 2003
Date of Regular General Meeting of Shareholders: June 25, 2003

Interim Dividends: Applicable
Application of unit share system: Applicable
(A unit is 100shares)

1. Non-Consolidated Operating Results for the FY 2003 Ended March 31, 2003

(1)Results of operations

Note: Amounts of less than one million yen are omitted.

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2003 ended Mar. 31, 2003	¥230,287 million	22.3%	¥27,245 million	7.8 %	¥28,362 million	0.9 %
FY 2002 ended Mar. 31, 2002	¥188,352 million	3.9%	¥25,273 million	(14.5)%	¥28,120 million	(1.4)%

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2003 ended Mar. 31, 2003	(¥21,521)	—	(¥55.30)	—	(9.3%)	7.6%	12.3%
FY 2002 ended Mar. 31, 2002	¥13,787	(14.9)%	¥54.71	¥46.45	7.3%	8.6%	14.9%

Note 1. Average number of outstanding shares: 390,885,654 shares for the year ended March 31, 2003 and 252,004,553 shares for the year ended March 31, 2002, respectively.
2. Change in method of accounting: Applicable
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.

(2)Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-end			
FY 2003 ended Mar. 31, 2003	¥16.00	¥8.00	¥8.00	¥6,845 million	—	2.5%
FY 2002 ended Mar. 31, 2002	¥16.00	¥8.00	¥8.00	¥4,032 million	29.2%	2.1%

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of March 31, 2003	¥416,549 million	¥272,705 million	65.5%	¥495.15
As of March 31, 2002	¥329,809 million	¥191,977 million	58.2%	¥761.74

Note: (a) Number of shares outstanding at the end of the fiscal year: 550,569,719 shares as of March 31, 2003 and 252,024,072 shares as of March 31, 2002, respectively.
(b) Numbers of treasury stock: 63,799 shares as of March 31 and44,492 shares as of March 31, respectively.

2. Forecast for the Year Ending December 31, 2003 (April 1, 2003 - December 31, 2003)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share		
				Interim	Year-end	
First half ending Sept 30, 2003	¥139,000 million	¥18,000 million	¥12,500 million	—	—	—
FY 2003 ending Dec. 31, 2003	¥218,000 million	¥33,000 million	¥21,500 million	—	¥12.00	¥12.00

Reference: Projected net income per share for the year ending December 31, 2003 is ¥39.05, based on the number of outstanding shares as of March 31, 2003.

Note: The Company will change its financial year-end from March to December. Therefore, its next year-end closing is planned to be December 31, 2003. As a result of this change, the forecast of the above represents six months (from April 1, 2003 to September 30, 2003) for the semiannual performance and nine months (from April 1, 2003 to December 31, 2003) for the annual performance.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.

Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of March 31, 2002			As of March 31, 2003			Change
Assets			%			%	
I Current Assets:							
Cash and deposits		26,271			62,183		
Trade notes receivable		9,777			12,560		
Accounts receivable		53,374			84,055		
Marketable securities		29,181			47,284		
Merchandise		7,432			8,892		
Products		4,733			9,221		
Semi-finished goods		8,994			13,209		
Raw materials		2,822			8,210		
Work in progress		504			451		
Stored goods		61			91		
Pre-paid expenses		1,334			1,339		
Deferred tax assets		5,533			13,766		
Payments receivable		2,961			3,052		
Other		1,030			1,437		
Reserve for doubtful accounts		(214)			(467)		
Total current assets		153,800	46.6		265,289	63.7	111,488
II Fixed Assets:							
1 Tangible fixed assets:							
Buildings	69,672			92,694			
Accumulated depreciation	35,593	34,078		49,149	43,544		
Structures	7,342			8,813			
Accumulated depreciation	4,779	2,563		5,869	2,943		
Machinery and equipment	48,094			59,978			
Accumulated depreciation	37,059	11,034		42,941	17,037		
Vehicles and transport equipment	258			323			
Accumulated depreciation	189	68		235	87		
Furniture and fixtures	27,256			33,817			
Accumulated depreciation	22,008	5,247		27,303	6,514		
Land		10,529			11,547		
Construction in progress		5,180			8,803		
Total tangible fixed assets		68,703			90,479		

(Millions of Yen)

Accounts	As of March 31, 2002			As of March 31, 2003			Change
2 Intangible fixed assets:			%			%	
Patent rights		11			4		
Trademark rights		4			3		
Other		893			955		
Total intangible fixed assets		909			963		
3 Investments and other assets:							
Investment securities		41,557			20,510		
Investments in subsidiaries and affiliates		32,304			6,081		
Investment in capital		22			25		
Investment in capital to affiliates		70			70		
Long-term loans		37			136		
Long-term loans to employees		1,091			28		
Long-term loans to affiliates		2,459			1,917		
Long-term prepaid expenses		3,964			24		
Deferred tax assets		11,893			20,046		
Guarantee deposits		3,604			4,348		
Long-term receivables		6,421			4,790		
Other		3,242			2,135		
Reserve for doubtful accounts		(274)			(296)		
Total investments and other assets		106,395			59,817		
Total fixed assets		176,008	53.4		151,259	36.3	(24,748)
Total Assets		329,809	100.0		416,549	100.0	86,739

(Millions of Yen)

Accounts	As of March 31, 2002			As of March 31, 2003			Change
Liabilities			%			%	
I Current Liabilities:							
Notes payable		1,835			722		
Accounts payable		6,221			16,041		
Short-term borrowings		2,980			—		
Convertible bonds due within one year		39,822			—		
Long-term loans due within one year		48			140		
Accrued liabilities		5,727			9,293		
Accrued expenses		9,760			10,444		
Accrued income taxes		3,473			31,228		
Accrued consumption taxes		650			1,658		
Advance payments		8			1		
Deposits		347			810		
Reserve for bonuses to employees		6,527			7,831		
Reserve for sales returns		444			787		
Reserve for sales rebates		1,016			1,614		
Accrued capital investment		4,974			8,337		
Other		496			499		
Total current liabilities		84,332	25.6		89,410	21.5	5,077
II Fixed Liabilities:							
Bonds with subscription warrant		—			6,312		
Convertible bonds		24,903			3,482		
Long-term debt		47			2,173		
Reserve for employees' retirement benefits		26,932			41,973		
Reserve for officers' retirement benefits		491			460		
Other		1,125			31		
Total fixed liabilities		53,498	16.2		54,433	13.0	934
Total liabilities		137,831	41.8		143,843	34.5	6,012

(Millions of Yen)

Accounts	As of March 31, 2002			As of March 31, 2003			Change
Stockholders' Equity							
I Common stock		24,034	7.3		—	—	
II Additional paid-in capital		35,180	10.7		—	—	
III Legal reserve		5,086	1.5		—	—	
IV Retained earnings:							
1 Retained income							
General reserve	108,220	108,220		—	—		
2 Retained earnings inappropriate		17,052			—		
Total retained earnings		125,272	38.0		—	—	
V Net unrealized gain on securities		2,472	0.7		—	—	
VI Treasury stock, at cost		(69)	(0.0)		—	—	
Total shareholders' equity		191,977	58.2		—	—	
I Common stock		—	—		68,215	16.5	
II Additional paid-in capital							
Additional paid-in capital	—			88,077			
Total additional paid-in capital		—	—		88,077	21.1	
III Retained earnings:							
1 Legal reserve	—				6,480		
2 Voluntary earned reserve							
Reserve for deferred capital gain	—			1,464			
Special reserve	—			115,220	116,684		
3 Unappropriated deficit for the current year	—				(7,677)		
Total retained earnings		—	—		115,487	27.7	
IV Net unrealized gain on securities		—	—		994	0.2	
V Treasury stock, at cost		—	—		(69)	(0.0)	
Total shareholders' equity		—	—		272,705	65.5	80,727
Total liabilities and shareholders' equity		329,809	100.0		416,549	100.0	86,739

Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2001 - Mar. 31, 2002)			FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)			Change
			%			%	
I Net sales							
Product sales	152,132			193,447			
Merchandise sales	34,985			36,840			
Patent royalties	1,234	188,352	100.0	—	230,287	100.0	41,934
II Cost of sales							
1 Inventory of merchandise and products at start of period	10,884			12,165			
2 Receipts of merchandises and products due to merger	—			5,331			
3 Merchandise procured	23,838			21,525			
4 Cost of production	26,859			48,130			
5 Transfer from other accounts	10,668			13,119			
Total	72,250			100,273			
5 Transfer to other accounts	2,484			3,276			
6 Inventory of merchandise and products at end of period	12,165			18,113			
Total	14,650	57,600	30.6	21,390	78,883	34.3	21,283
Gross profit		130,752	69.4		151,404	65.7	20,651
Reversal of reserve for sales returns		306			444		
Reserve for sales returns		444			787		
Net gross profit		130,614	69.3		151,061	65.6	20,446
III Selling, general and administrative expenses							
Advertising and public relations expense	4,747			3,915			
Sales promotion expense	10,622			13,182			
Reserve for doubtful accounts	—			214			
Salaries and benefits	15,255			18,526			
Welfare expenses	4,217			5,307			
Reserve for bonuses to employees	3,991			4,877			
Retirement benefit expenses	4,047			4,155			
Reserve for officers' retirement benefits	69			77			
Travel and transportation expense	2,549			3,484			
Depreciation and amortization expense	786			918			
R & D expense	40,850			48,604			
Other	18,203	105,340	55.9	20,550	123,815	53.8	18,474
Operating income		25,273	13.4		27,245	11.8	1,972

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2001 - Mar. 31, 2002)			FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)			Change
IV Non-operating income			%			%	
Interest income	58			170			
Negotiable securities interest income	206			104			
Dividend income	297			230			
Real estate lease payments	504			381			
Life insurance dividends received	526			580			
Royalties	—			1,048			
Gain on sales of distribution right, etc.	3,192			—			
Other	1,544	6,330	3.4	750	3,266	1.4	(3,064)
V Non-operating expenses							
Interest expense	67			146			
Interest payments on corporate bonds	759			106			
Loss on disposal of fixed assets	502			304			
Reserve for doubtful accounts	—			16			
Loss on inventories	1,376			247			
Foreign exchange loss	—			446			
Other	777	3,483	1.8	881	2,150	0.9	(1,333)
Recurring profit		28,120	14.9		28,362	12.3	241
VI Extraordinary gain							
Gain of sales investment securities	—			1,792			
Gain of sales investment in subsidiaries	—	—	—	1,149	2,942	1.3	2,942
VII Extraordinary loss							
Office closing costs	—			2,168			
Loss on sale investments securities	—			1,250			
Integration costs	—			18,123			
Amortization for long-term pre-paid expenses	—			3,882			
Valuation loss of investment securities	3,240	3,240	1.7	1,700	27,125	11.8	23,884
Income before income taxes		24,880	13.2		4,179	1.8	(20,700)
Income taxes:							
Current	12,086			37,697			
Deferred	(994)	11,092	5.9	(11,996)	25,700	11.2	14,607
Net income or (Net loss)		13,787	7.3		(21,521)	(9.3)	(35,308)
Retained earnings at beginning of year		5,281			7,973		
Interim dividends		2,015			2,441		
Write-off of treasury stocks		—			279		
Unappropriated retained earnings of company merger		—			8,590		
Unappropriated retained earnings or (deficit) at end of year		17,052			(7,677)		

Manufacturing Costs

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2001 - Mar. 31, 2002)			FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)			Change
			%			%	
I Raw materials		10,351	39.1		30,471	64.1	20,120
II Labor		5,225	19.7		5,348	11.3	122
III Expense							
Outside processing	2,366			2,303			
Depreciation	4,306			4,692			
Other	4,230	10,903	41.2	4,718	11,714	24.6	811
Total manufacturing expense		26,480	100.0		47,534	100.0	21,054
Work in progress, semi finished goods, and inventories at start of year		10,494			9,499		
Receipts of semi finished goods due to merger		—			5,551		
Total		36,975			62,585		
Transfers to other accounts		616			793		
Work in progress, semi finished goods, and inventories at end of year		9,499			13,661		
Total manufacturing cost		26,859			48,130		

Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2002.3 (Apr. 1, 2001 - Mar. 31, 2002)		FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	
Unappropriated earnings (loss) for the year		17,052		(7,677)
Reversal of retained earnings				
General reserve	—		22,000	
Reserve for advances depreciation of fixed assets	—	—	60	22,060
		17,052		14,382
Appropriation of earnings:				
Legal reserve	—		—	
Dividends	2,016		4,404	
Bonuses to directors	63		93	
(Portion to corporate auditors)	(2)			
Retained earnings				
General reserve	7,000	9,079	—	4,497
Unappropriated earnings carried forward		7,973		9,885

Significant accounting policies

1. Basis and method for valuation of securities

As of March 31, 2002:

Other securities:

- Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.

Securities without market value are stated at cost determined by the moving average method.

As of March 31, 2003:

Held-to-maturity debt securities: held-to-maturity debt securities are stated by the amortized cost method.

Other securities:

- **Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.**
- **Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.**
- **Securities without market value are stated at cost determined by the moving average method.**

2. Basis for valuation of derivative

Derivatives are revaluated by the market value method.

3. Basis and method for valuation of inventories

- Inventories other than work in process are presented at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

4. Method of deferred asset

It is dealing with a deferred stock issue cost as the full amount cost at the time of the expenditure.

5. Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

6. Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employeesis presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for s ales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

Additional information

The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for caluclating retirement benefit obligations.

The Company merged with Nippon Roche K.K. (Nippon Roche) at October 1, 2002. The Company's former retirement benefit plan will be drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, the number ofemployees increased drastically and term of retirement benefit plan changed. Due to these situations, the Company's former retirement benefit plan was substantially terminated on September 30, 2002 and new retirement benefit plan was substantially created on October 1, 2002.

Accroding with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effects of this change were recognized as liabilities, mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative), ¥25 million of prior service cost (negative) due to introduction of new employees' retirement benefit plan effective the year beginning at October, 2002, and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

7. Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that leaseagreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

8. Other

a. Consumption taxes

Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes. Temporary payments and receipts of consumption taxes are eliminated and recorded as accrued consumption taxes.

b. Treasury stock and reduction of legal reserves

Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on February 21, 2002. There is no effect on profit or losses due to this change.

As a result of the revision of regulations for "Non-Consolidated Financial Statements", the Company presented the shareholders' equity of consolidated balance sheet and the statement of shareholders' equity in accordance with the revised regulations for Non-Consolidated Financial Statements.

c. Accounting standard for net income per share

Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.2, Accounting Standard for Net Income per Share" and "Accounting Guideline No.4, of "Accounting guideline for Accounting Standard of Net Income per Share" issued by Accounting Standards Board of Japan on September 25, 2002.

There is immaterial on profit or losses due to these changes.

Change in Accounting Method

The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger.

As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the year ended March 31, 2003 was to increase non-operating income and to decrease net sales and operating income by ¥1,048 million. However there is no effect on recurring profit and income before income taxes and minority interests.

Additional Information

Effective the year ended March 31, 2003, the Companyseparately presented "foreign exchange loss", which had been included in "Other" in the non-operating expense for the year ended March 31, 2002, because this amount became more than 10% of non-operating expense. The amount of "Loss on inventories" included in "non-operating expense" for the year ended March 31, 2002, was ¥47 million.

Notes

1. Notes to the Non-Consolidated Balance Sheets

(1) Contingent liabilities:

	As of March 31, 2002	**As of March 31, 2003**
Contingently liable as a guarantor of bank loans for a subsidiary, Gen-Probe Incorporated	¥1,650 million ($12,384 thousand)	—
Guarantees of loans of employees	¥61 million	**¥1,457 million**

(2) Notes receivable discounted:

	As of March 31, 2002	**As of March 31, 2003**
Discounted notes receivable for exports	¥51 million	—
Discounted U.S. dollar-denominated notes receivable for exports	¥30 million ($229 thousand)	—

(3) Increment in outstanding shares:

	As of March 31, 2002	**As of March 31, 2003**
New stock issue caused by the merger:		
Number of shares issued	—	**196,628,960 shares**
Amount transferred to paid-in capital	—	—
Conversion from convertible bonds:		
Number of shares acquired	68,331 shares	**52,957,790 shares**
Amount transferred to paid-in capital	¥40,998,600	**¥25,651,541,520**
Exercise of warrant bonds:		
Number of shares acquired	—	**28,069,610 shares**
Amount transferred to paid-in capital	—	**¥18,806,638,700**
Third-party allotment of share:		
Number of shares issued	—	**21,103,544 shares**
Amount transferred to paid-in capital	—	**¥18,782,154,160**
Extinguishment of treasury stock:		
Number of shares extinction	—	**194,950 shares**
Total amount for acquisition	—	**¥279,666,194**

Additionally, the capital decreased by ¥19,059,766,940 due to capital reduction through distribution of shares of Gen-probe Incorporated during this fiscal year. However, this capital reduction did not cause the number of shares to decrease.

(4) Process for matured notes on the end of fiscal periods:

Although the closing date of the last fiscal period (March, 2002) was a holiday for financial institutions, the Company accounted for the matured notes on the end of fiscal periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet, was as follows;

	As of March 31, 2002	**As of March 31, 2003**
Notes receivable	¥1,299 million	—
Notes payable	¥928 million	—

(5) Convertible bond:

As of March 31, 2002:

The Company included ¥29,916 million of the Series #5 unsecured convertible bonds due 2006, which will be redeemed in accordance with the exercise of the optional redemption term, into the "Convertible bonds due within one year".

As of March 31, 2003:

None

(6) Dividend restriction:

As of March 31, 2002:
None

As of March 31, 2003:
The value of increased net assets adding to market value was ¥1,125 million, according to the 1st clause No.6 of the article 290 of Japanese Commercial Code.

2. *Notes to the Non-Consolidated Statement of Income*

	Year ended March 31, 2002	**Year ended March 31, 2003**
(1) Research and development expenses included in SG&A	¥40,850 million	**¥48,604 million**

(2) Details of integration costs:	Year ended March 31, 2002	**Year ended March 31, 2003**
Amortization of unrecognized retirement benefit obligations		**¥13,444 million**
Expenses related to IT etc.:		**4,679**

(3) Amortization of long-term pre-paid expenses:
For the year ended March 31, 2002(April 1, 2001 – March 31, 2002):
None

For the year ended March 31, 2003(April 1, 2002 – March 31, 2003):
The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.

(4) Income tax, Inhabitant tax and Enterprise tax related:
For the year ended March 31, 2002(April 1, 2001 – March 31, 2002):Year ended March 31, 2002:
None

For the year ended March 31, 2003(April 1, 2002 – March 31, 2003):
¥22,384 million of income taxes, deducted the deferred income tax on gain on sales of investment in Gen-Probe Incorporated for tax purpose arising from spin-off of Gen-Probe., was included.

3. *Lease Transactions*

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of March 31, 2002		
	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	¥28 million	¥14 million	¥13 million
Furniture and fixtures	2,575	1,808	767
Total	¥2,604 million	¥1,823 million	¥781 million

	As of March 31, 2003		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Machinery and vehicle	**¥37 million**	**¥21 million**	**¥16 million**
Furniture and fixtures	**2,351**	**1,361**	**989**
Total	**¥2,389 million**	**¥1,383 million**	**¥1,005 million**

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of March 31, 2002	**As of March 31, 2003**
Due within one year	¥349 million	**¥410 million**
Due over one year	431	**595**
Total	¥781 million	**¥1,005 million**

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	Year ended March 31, 2002	**Year ended March 31, 2003**
Lease payments	¥515 million	**¥457 million**
Depreciation	¥515 million	**¥457 million**

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

4.Fair Value of Investments in subsidiaries and affiliates

As of March 31, 2002; and

As of March 31, 2003

The Company has no investments in subsidiaries and affiliates that have fair-value.

5. Tax-Effect Accounting

(1) Principal deferred tax assets and tax liabilities

	As of March 31, 2002	**As of March 31, 2003**
Deferred tax assets:		
Reserve for retirement benefits in excess of limit	¥9,703 million	**¥15,130 million**
Unrecognized outstanding enterprise tax	353	**2,789**
Loss on reserve for bonuses in excess of limit	1,806	**2,706**
Amortization of deferred charges	1,880	**2,416**
Prepaid expenses for tax purposes	1,524	**2,079**
Prepaid research equipment and others for tax purposes	818	**1,003**
Depreciation of fixed assets in excess of limit	619	**941**
Unrecognized losses on securities	579	**904**
Unrecognized reserve for sales rebates	422	**670**
Unrecognized reserve for bonuses to directors and corporate auditors	204	**182**
Other	1,278	**6,568**
Total deferred tax assets	19,186	**35,388**
Deferred tax liabiities:		
Reserve for deferred capital gain	—	**¥(919) million**
Unrealized gain on securities	¥(1,759) million	**(656)**
Total deferred tax liabilities	(1,759)	**(1,575)**
Net deferred tax assets	¥17,427 million	**¥33,813 million**

(2) Significant components of difference between statutory tax rate and effective tax rate

	As of March 31, 2002	As of March 31, 2003
Statutory tax rate:	41.5%	41.5%
Adjustments		
Items such as entertainment expenses permanently not deductible for tax purposes	5.6	34.8
Items such as dividend income permanently not taxable	(0.3)	(6.1)
Inhabitants' per capita taxes	0.4	2.3
Tax benefits of research and development costs	(2.5)	(21.2)
Gain on the sale of investment for tax purpose regarding the spun-off Gen-Probe Incorporated	—	535.6
Reduction of revised deferred tax asset due to tax rate revision	—	24.6
Other	(0.2)	3.2
Effective tax rates	44.5%	614.9%

(3) Deferred tax assets and liabilities revision due to revised corporate income tax rate

As of March 31, 2003

Introducing pro forma standard taxation effective the year at April 1, 2004, corporate enterprise tax rate is revised, because "The law that a part such as local taxes is revised" (The law in 2003 No.9) was announced officially at March 31, 2003.

Along with this, statutory tax rate that calculates deferred tax assets and liabilities arising from temporal differences which will be dissolved after January 1, 2005 is changed from 41.5% to 39.5%, according to temporal deviation that will be eliminated from January 1, 2005. As a result, although deferred tax assets were decreased by ¥998 million, deferred income taxes were increased by ¥1,031 million during this fiscal year.

Changes to the Board of Directors

(As of June 25, 2003)

1. Change of Representative Director

There is no change of the representative director scheduled.

2. New Candidate for Director

(To be voted on at the June 25, 2003, general meeting of shareholders)
Jonathan K. C. Knowles, Head of Research, F. Hoffmann-La-Roche Ltd.
Member of the Corporate Executive Committee of the Roche Group

Jonathan K. C. Knowles is scheduled to be outside director.

3. New Candidate for Corporate Auditor

(To be voted on at the June 25, 2003, general meeting of shareholders)
Takao Honma, Senior Vice President

4. Retirement of Directors

Hiroaki Shigeta, Member of the Board of Directors
Hiroaki Shigeta is scheduled to be appointed as a Special Advisor.

5. Retirement of Corporate Auditor

Takashi Hagihara, Corporate Auditor
Takashi Hagihara is scheduled to be appointed as an Advisor.

6. Promotion to New Positions

There is no promotion to new positions scheduled.

File Number: 82-34668

[TRANSLATION]

Attachment 3

Supplementary Materials for Consolidated Financial Results Fiscal Year 2003 Ended March 31, 2003

Creating Value for Life


CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.

Roche A member of the Roche group

For further inquiries, please contact : Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english

Comparisons with the Previous Fiscal Period

Parent Company

Roche Pharmholding B.V.

50.1% of Chugai's shareholder voting rights were acquired by Roche Pharmholding B.V. as part of the alliance formed between Chugai and F. Hoffman La-Roche Ltd.

Consolidated Companies

Companies to be included under the scope of consolidation from FY2003.3:

- Chugai Aventis S.N.C.

Companies to be excluded from the scope of consolidation from FY2003.3:

- Gen-Probe Incorporated
  (Absorbed Gen-Probe Holding Company Incorporated through a merger on July 23, 2002)
- Chugai Diagnostics Science Co., Ltd.
- Koei Pharma Co., Ltd.
- Takaoka Chugai Pharmaceutical Co., Ltd.
- Chugai Transportation Co., Ltd.

* For more information, please see the section titled "7. Information on Other Subsidiaries."

Change in Accounting Method

Starting in the fiscal year ended March 31, 2003, income from patent royalties, which had been included under net sales, is recorded under non-operating income.

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and the Other Businesses—those not related to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription pharmaceuticals, non-prescription products, diagnostics products

Others Businesses: insecticides

1. Forecasted Results and Differentials

(Millions of Yen)

	FY2003.3 Actual Results	Initial Projection (announced on Nov. 11, 2002)	Change	
			Amount	%
Net Sales	237,390	235,000	2,390	1.0%
Operating Income	30,317	25,000	5,317	21.3%
Recurring Profit	30,967	25,500	5,467	21.4%
Net Income	(20,135)	(20,000)	(135)	—
Net Income per Share	¥(51.75)	¥(61.37)	¥9.62	—

Sales grew steadily, mainly in prescription pharmaceuticals. Outbreaks of influenza during the year under review resulted in much higher than expected sales of *Tamiflu*, which compensated for sales of non-prescription products, including *Guronsan* and other nutritional supplement drinks, as well as *Varsan* household-use insecticides, which declined amid an ongoing slump in personal consumption. As a result, overall net sales exceeded projections.

At the profit level, both operating income and recurring profit exceeded forecasts, reflecting the increase in prescription pharmaceutical product sales as well as efforts to ensure the efficient use of SG&A and R&D expenses. However, net income fell short of initial forecasts due to costs related to closing plant and laboratory as well as a substantial devaluation of marketable securities that were recorded as an extraordinary loss.

2. Financial Highlights

(Millions of Yen)

	FY2000.3	FY2001.3	FY2002.3	FY2003.3	FY2003.12 (Provisions)
Net Sales	195,506	203,005	211,705	237,390	225,000
Operating Income	29,977	30,242	26,708	30,317	35,500
Recurring Profit	28,936	29,039	29,554	30,967	34,500
Net Income	8,760	15,500	14,598	(20,135)	22,000
Return on Equity	5.4%	8.6%	7.5%	(8.5)%	—
Return on Assets (Recurring Profit)	9.2%	8.8%	8.6%	8.0%	—
Net Income per Share (Yen) [Basic]	¥35.53	¥61.70	¥57.93	¥(51.75)	¥39.96
Net Income per Share (Yen) [Fully Diluted]	¥30.49	¥52.18	¥49.09	—	—
Shareholders' Equity per Share (Yen)	¥686.24	¥754.99	¥796.67	¥503.41	—
Shareholders' Equity to Total Assets	53.2%	55.9%	57.5%	65.2%	—
Cost of Sales to Net Sales	30.2%	30.6%	30.6%	33.3%	35.6%
SG&A Expenses to Net Sales	34.0%	34.2%	34.1%	33.4%	31.3%
R&D Expenses	39,993	41,188	47,844	48,511	39,000
R&D Expenses to Net Sales	20.5%	20.3%	22.6%	20.4%	17.3%
Capital Expenditures	13,321	9,689	14,291	17,815	15,500
Depreciation	12,955	12,518	11,510	10,984	10,000
Overseas Sales	21,715	23,806	29,112	15,447	13,500
Overseas Sales Ratio	11.1%	11.7%	13.8%	6.5%	6.0%
Consolidated/Non-Consolidated Ratio (Net Sales)	1.11	1.12	1.12	1.03	1.03
Consolidated/Non-Consolidated Ratio (Operating Income)	1.09	1.02	1.06	1.11	1.08
Consolidated/Non-Consolidated Ratio (Recurring Profit)	1.09	1.02	1.05	1.09	1.05
Consolidated/Non-Consolidated Ratio (Net Income)	1.90	0.96	1.06	0.94	1.02
Cash Flows from Operating Activities	26,119	18,000	29,674	22,556	—
Cash Flows from Investing Activities	477	(7,692)	(29,290)	(16,025)	—
Cash Flows from Financing Activities	(9,809)	(5,495)	(4,952)	6,548	—
Cash and Cash Equivalents	51,836	57,161	53,426	70,593	—
Number of Employees	4,877	4,931	4,964	5,774	5,740

Notes:

1. Net Income per Share (Yen) [Fully Diluted] for the fiscal year ended March 31, 2003 is not recorded as the Company recorded a net loss.

2. The decrease in overseas sales during fiscal year 2003 ended March 31, 2003 reflects the exclusion of Gen-Probe Incorporated from the scope of consolidation following a spin-off through capital reduction in paid-in capital and the distribution of that capital among shareholders in the form of Gen-Probe common stock.
3. As of the fiscal year ended March 31, 2003, Accounting Standards Related to Net Income per Share (Financial Accounting Standard No. 2) and Application Guidelines for Accounting Standards Related to Net Income per Share (Accounting Guideline No. 4) were used to calculate net income per share.
4. Number of employees includes employees seconded to other companies.
5. The next fiscal period is expected to be a nine-month fiscal period ending December 31, 2003.



Net Sales
Recurring Profit
250,000
200,000
150,000
100,000
50,000
0
195,506
28,936
203,005
29,039
211,705
29,554
237,390
30,967
225,000
34,500
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)



ROE
ROA
9.2%
8.8%
8.6%
8.0%
5.4%
8.6%
7.5%
(8.5)%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
2000/3
2001/3
2002/3
2003/3



Cost of Sales to Net Sales
SG&A Ratio
39%
37%
35%
33%
31%
29%
27%
34.0%
34.2%
34.1%
33.4%
35.6%
33.3%
31.3%
30.2%
30.6%
30.6%
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)



R&D Expenses
R&D Ratio
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
20.5%
20.3%
22.6%
20.4%
17.3%
39,993
41,188
47,844
48,511
39,000
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)



Capital Expenditures
Depreciation
25,000
20,000
15,000
10,000
5,000
0
13,321
9,689
14,291
17,815
15,500
12,955
12,518
11,510
10,984
10,000
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)



Overseas Sales
Overseas Ratio
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14%
12%
10%
8%
6%
4%
2%
0%
11.1%
11.7%
13.8%
6.5%
6.0%
21,715
23,806
29,112
15,447
13,500
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)



Oversease Sales (2002/3)
1,831
11,894
15,386
North America
Europe
Other



Overseas Sales (2003/3)
2,163
563
12,721
North America
Europe
Other

3. Forecasts for Fiscal Year Ending December 31, 2003

(Millions of Yen)

	FY2003.12	FY2003.3	Change
Net Sales	225,000	237,390	(12,390)
Operating Income	35,500	30,317	5,183
Recurring Profit	34,500	30,967	3,533
Net Income	22,000	(20,135)	42,135
Net Income per Share	¥39.96	¥(51.75)	¥91.71

Note: These performance projections assume that the change in the fiscal term to be discussed at the annual meeting of shareholders slated for late June 25, 2003 will be approved and that, as a result, fiscal year ending December 31, 2003 will constitute a nine-month fiscal period, which will run from April 1, 2003 to December 31, 2003.

* For more details, please refer to "2. Forecast for the year ending December 31, 2003" on pages seven and eight of the fiscal year 2003 ended March 31, 2003 term report.

4. Income Statement Status

(1) Sales by Category

(Millions of Yen)

	FY2003.3		FY2002.3		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	217,298	91.5	165,139	78.0	52,158	31.6
Diagnostics	178	0.1	18,690	8.8	(18,512)	(99.0)
Medical Devices	—	—	903	0.4	(903)	—
Sub-total	217,476	91.6	184,733	87.2	32,742	17.7
Nonprescription	19,914	8.4	22,877	10.8	(2,962)	(13.0)
Other	—	—	4,094	2.0	(4,094)	—
Total	237,390	100.0	211,705	100.0	25,685	12.1
Overseas Sales	15,447	6.5	29,112	13.8	(13,665)	(46.9)
Royalty Income	—	—	1,227	0.6	(1,227)	—

Notes:

1. Classification differs from business segments.
2. Decrease in diagnostics sales is attributable to the exclusion of Gen-Probe Incorporated from the scope of consolidation after paid-in capital had been decreased and distributed among shareholders and shares had been transferred to Chugai Diagnostics Science Co., Ltd.
3. The Company transferred marketing rights for medical devices to Kobayashi Pharmaceutical Co., Ltd., in January 2002 and withdrew from the medical devices business.
4. Nonprescription includes sales of *Varsan*.
5. The principal reason for the decline was withdrawal from the agrochemical business by Eiko Kasei Co., Ltd.
6. Patent royalties were recorded under non-operating income from the fiscal year ended March 31, 2003.

* For details, please refer to the next page.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	FY2000.3	FY2001.3	FY2002.3		FY2003.3		FY2003.12 Provisions
				Change		Change	
Prescription Pharmaceuticals							
Epogin	53,500	55,300	62,700	13.4%	66,100	5.4%	55,400
Neutrogin	19,300	18,200	19,100	4.9%	25,100	31.4%	22,200
Sigmart	17,000	17,000	17,500	2.9%	18,000	2.9%	14,600
Alfarol	19,400	19,900	20,000	0.5%	18,000	(10.0)%	14,500
Tamiflu	—	—	—	—	12,500	—	2,700
Rythmodan	9,900	9,700	9,200	(5.2)%	8,500	(7.6)%	6,900
Furtulon	—	—	—	—	8,100	—	13,500
Suvenyl	—	2,600	5,800	123.1%	6,000	3.4%	6,000
Oxarol	—	1,800	4,800	166.7%	5,200	8.3%	5,200
Kytril	—	—	—	—	5,100	—	8,800
Herceptin	—	—	—	—	3,500	—	5,700
Rituxan	—	—	—	—	3,000	—	7,200
Rocephin	—	—	—	—	2,000	—	4,200
Rohypnol	—	—	—	—	1,800	—	3,000
Nonprescription Products							
Guronsan Brand	14,600	13,700	11,400	(16.8)%	8,600	(24.6)%	7,200
Varsan Brand	9,000	8,700	7,500	(13.8)%	6,600	(12.0)%	5,200
Chugai Ichoyaku Brand	1,900	1,600	1,600	0.0%	1,600	0.0%	1,300

Notes:

1. In May 2001 *Epogin S* was launched as a prefilled syringe.
2. Tamiflu, Furtulon, Kytril, Herceptin,Rituxan, Rocephin and Rohypnol were originally products of Nippon Roche
3. Suvenyl was launched in August 2000
4. Oxarol was launched in September 2000
5. The next fiscal period is expected to be a nine-month fiscal period ending December 31, 2003.

(3) SG&A Expenses

(Millions of Yen)

	FY2003.3	Ratio	FY2002.3	Ratio	Change	
					Amount	%
SG&A Expenses	79,177	33.4%	72,189	34.1%	6,988	9.7%
R&D Expenses	48,511	20.4%	47,844	22.6%	666	1.4%
Total	127,689	53.8%	120,034	56.7%	7,654	6.4%

Notes:

1. The principal increases within SG&A expenses were costs associated with personnel and sales promotion activities associated with the merger with Nippon Roche, K.K.
2. Although the exclusion of Gen-Probe from the scope of consolidation resulted in a partial decrease in R&D expenses, R&D expenses increased overall owing to increased non-consolidated personnel costs following the merger with Nippon Roche, costs associated with commissioned and collaborative research, and management-related expenses at Pharmalogicals Research Pte., Ltd., as well as the introduction of technologies from Cambridge Antibody Technology (CAT).

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	FY2003.3	FY2002.3	Change
Interest and Dividend Income [Dividend Income]	503 [172]	678 [180]	(175) [(7)]
Interest Expense [Interest Payments on Corporate Bonds]	277 [106]	959 [759]	(682) [(652)]
Net Difference: Financial Income and Expenses	225	(280)	506

Note: The Company acquired #1 series bonds with subscription warrant from Nippon Roche which led to an increase in interest on corporate bonds. However, the conversion of convertible bonds and the redemption of #3 series unsecured convertible bonds and #5 series unsecured convertible bonds resulted in an overall decrease in interest on corporate bonds.

(5) Extraordinary Gains

Gain on sales of investment securities: Gain on sales of investment securities on a non-consolidated basis.

Gain on sales of investment in subsidiaries:

Gain arising from the transfer of all Chugai's shares in the wholly owned subsidiary Chugai Diagnostics Science Co., Ltd., to Fujirebio Inc. This transfer was made as part of efforts to concentrate management resources on Chugai's core business—prescription pharmaceuticals.

(6) Extraordinary Losses

Office closing costs:

As part of efforts to establish a strong operating base by concentrating and bolstering the efficiency of management resources, Chugai has embarked upon the restructuring of plant and laboratory. As a result, expenses related to closing the Takada Research Laboratory and the Matsunaga Plant as well as expenses related to the sale of the Takaoka Plant were incurred.

Loss on the sale of investment securities:

Loss on the sale of a portion of the Company's investment and marketable securities holdings.

Integration costs:

a) Amortization of unrecognized retirement benefit obligations:

Accompanying the merger with Nippon Roche, K.K., in October 2002, as a result of the substantial increase in the number of employees eligible for pensions and changes in the content of retirement benefit obligations arising as a consequence of the new pension plan implemented following the merger, the existing pension was effectively terminated and in actuality a new pension plan was introduced. As a result of these circumstances, unrecognized retirement benefit obligations as of September 30, 2002 and prior service cost under the new pension plan implemented from October 2002, were recognized as liabilities and recorded as an extraordinary loss.

b) Consulting expenses: Expenses related to various support received in connection with the conclusion of the business alliance.

c) IT-related expenses: Expenses for upgrading the information infrastructure for New Chugai.

Amortization of long-term prepaid expenses:

At the time of the merger with Nippon Roche, the content of long-term prepaid expenses was reviewed and the full amount of such expenses was amortized during the period.

Valuation loss of investment securities:

Impairment loss on those investment and marketable securities that declined significantly in market value.

5. Balance Sheets Status

Summarized Balance Sheets

(Millions of Yen)

	As of Mar. 31, 2003		As of Mar. 31, 2002		Change	Notes
	Amount	%	Amount	%		
Assets	425,301	100.0%	349,225	100.0%	76,075	
Current Assets	276,536	65.0%	182,748	52.3%	93,787	(1)
Fixed Assets	148,764	35.0%	166,476	47.7%	(17,712)	(2)
Liabilities	146,358	34.4%	147,444	42.2%	(1,086)	
Current Liabilities	91,573	21.5%	91,029	26.1%	543	(3)
Fixed Liabilities	54,785	12.9%	56,414	16.1%	(1,629)	(4)
Minority Interests	1,689	0.4%	1,001	0.3%	687	
Shareholders' Equity	277,253	65.2%	200,779	57.5%	76,474	
Common Stock	68,215	16.0%	24,034	6.9%	44,180	(5)
Additional Paid-In Capital	—	—%	35,180	10.1%	(35,180)	
Retained Earnings	—	—%	137,189	39.3%	(137,189)	
Additional Paid-In Capital	88,077	20.7%	—	—%	88,077	(5)
Retained Earnings	120,114	28.3%	—	—%	120,114	
Net Unrealized Gain on Securities	1,025	0.2%	2,528	0.7%	(1,502)	(6)
Translation Adjustments	(108)	(0.0)%	1,915	0.5%	(2,024)	(7)
Treasury Stock, at Cost	(69)	(0.0)%	(69)	(0.0)%	(0)	

For details on increases and decreases from the previous period on a non-consolidated basis, please refer to Supplementary Materials for Non-Consolidated Operations.

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
70,593	48,235	22,357

Note: The primary factor for this change is the payment from Roche Pharmholding B.V. through a third-party allotment of shares.

b. Marketable securities

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
47,284	29,990	17,294

Note: The cancellation of investment trusts led to a decrease, however; the transfer of bonds that will reach maturity within one year to marketable securities resulted in an overall increase.

c. Trade Receivables, Inventories

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2002	Change
Accounts receivable balance	97,728	66,013	31,715
Inventory balance	40,817	26,271	14,545

Note: Increase mainly due to the wider range of product offerings resulting from the merger with Nippon Roche.

d. Deferred tax assets (current assets)

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
14,300	6,662	7,638

Note: This increase is primarily owing to taxes on deemed transfer income stemming from the spin off of Gen-Probe Incorporated as well as expenses related to closing production and research sites, which are forecast to be incurred after the next fiscal period.

(2) Fixed Assets

a. Tangible Fixed Assets

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
93,969	81,444	12,524

Note: The primary reason for the change was the carryover of fixed assets following the merger with Nippon Roche.

b. Intangible Fixed Assets

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
3,214	13,140	(9,925)

Note: The primary reason for the change was the exclusion of Gen-Probe Incorporated from the scope of consolidation.

c. Investment securities

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
20,644	41,871	(21,226)

Note: The decrease was due to the sale of stock as well as the conversion of bonds due within one year to marketable securities.

d. Deferred tax assets (fixed assets)

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
20,128	12,197	7,930

Note: The increase in deferred tax assets is primarily due to the increase in the reserve for employees' retirement benefits and the amortization of long-term prepaid expenses in excess for tax purposes.

(3) Current Liabilities

a. Payables (Notes Payable + Accounts Payable)

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
16,987	10,158	6,828

Note: The primary reason for the change was the transfer of accounts payable from F. Hoffman La-Roche Ltd.

b. Accrued income taxes

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
31,669	3,634	28,035

Note: Owing primarily to taxes on deemed transfer income, local taxes and business taxes stemming from the spin off of Gen-Probe Incorporated.

(4) Fixed Liabilities

a. Corporate bonds (number of bonds outstanding, date of maturity, etc.)

(Millions of Yen)

Type:	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#6 series of Unsecured Convertible Bonds	¥3,482 million [¥25,000 million]	September 2008	¥762.50

The aggregate value of bonds outstanding has declined ¥21.4 billion compared with the previous term owing to the conversion of corporate bonds to stock. Due to a decrease in Gen-Probe's cash disbursements and share allocations as well as a decline in capital reserves, we are adjusting the conversion value of convertible bonds from August 2002.

Type:	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Number of Stock Options	Type of Stock Issued	Expiration Cycle	Redemption Price
#1 series Bonds with Subscription Warrant	¥6,312 million [¥43,883 million]	4,715,694	Common stock	October 2002 – September 2008	¥1,338.5108

(5) Changes in Common Stock and Additional Paid-in Capital

Please refer to page 14 of Supplementary Materials for Non-Consolidated Financial Results.

(6) Unrealized Gain on Securities

All valuation gains of ¥1,025 million (after deductions for tax-effect accounting) were directly credited to capital.

(7) Translation Adjustments

¥108 million foreign currency translation adjustment loss was recorded in the capital accounts of overseas subsidiaries due to the appreciation of the yen.

6. Outline of Principal Subsidiaries and the Status of their Business Results

(1) Outline

Company Name	Chugai Pharma Marketing Ltd.	Eiko Kasei Co., Ltd.
Established	1997	1967
Location	London, United Kingdom	Nishi-Shirakawagun, Fukushima Pref.
Business	Sale of pharmaceutical products	Manufacture and sales of agrochemicals and pesticides
Capital	£8,677 thousand (December 2002)	¥50 million (March 2003)
Percentage Ownership	100.0%	68.0%

Note: Chugai Pharma Marketing Ltd. oversees and coordinates sales of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd. and Chugai Aventis S.N.C.

(2)Business Results

(Millions of Yen)

Company Name	Chugai Pharma Marketing Ltd.		Eiko Kasei Co., Ltd.	
	FY2002.12	FY2001.12	FY2003.3	FY2002.3
Net Sales	10,394	2,230	2,210	5,669
in foreign currency *(in thousands)*	£54,010	£11,619		
compared with the previous year	464.8%	148.8%	39.0%	91.5%
Net Income	869	295	(567)	7
in foreign currency *(in thousands)*	£4,518	£1,539		
compared with the previous year	293.5%	111.5%	—	4.1%

The translations of amounts were calculated based on the prevailing exchange rates on both companies' settlement date, December 31, 2002.
(December 2002: £1=¥192.46; December 2001: £1=¥191.57)

7. Information on Other Subsidiaries

a. Gen-Probe Incorporated

Through a reduction in the capital and capital reserves of the Company, all shares of Gen-Probe Incorporated owned by the Company were distributed to the Company's shareholders as recorded in the final shareholders register as of July 31, 2002 (date of allocation) in proportion to the ownership shares of such shareholders. Thus, Gen-Probe was excluded from the scope of consolidation.

b. Chugai Diagnostics Science Co., Ltd.

All the shares of Chugai Diagnostics Science, a wholly owned subsidiary of the Company and the assets related to the diagnostics business held by the Company in Japan were transferred to Fujirebio Inc., as of September 30, 2002. Chugai Diagnostics Science therefore was excluded from the scope of consolidation.

c. Koei Pharma Co., Ltd.

On August 1, 2003, all shares of Koei Pharma Co., Ltd., a Chugai subsidiary, were transferred to Qol Co., Ltd. As a result, Koei Pharma is no longer a Chugai subsidiary.

d. Takaoka Chugai Pharmaceutical Co., Ltd.

After selling one of its manufacturing facilities to Takaoka Chugai Pharmaceutical Co., Ltd., Chugai transferred all of its shares in Takaoka Chugai Pharmaceutical to Fujiyakuhin Co., Ltd. on March 31, 2003. As a result, Takaoka Chugai Pharmaceutical is no longer a Chugai subsidiary.

e. Chugai Transportation Co., Ltd.

Chugai Transportation, which was a wholly owned Chugai subsidiary, was dissolved on March 31, 2003 and is thus no longer within the scope of consolidation.

Development Pipeline

Domestic Development Pipeline

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin	Filing Date
Approved	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme Kirin Brewery/ Co-development	03/01 approved
Approved	R340	capecitabine (Xeloda)	Breast cancer	Antimetabolite, 5-FU derivative	Tablet	Roche	03/04 approved
Filed	MRA	atlizumab	Castleman's disease (orphan drug)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	03/04
Filed	R442	pegylated interferon alpha-2a (Pegasys)	Chronic hepatitis C	Pegylated interferon alpha-2a (recombinant)	Subcutaneous injection	Roche	02/11
Filed	LY139481 HCl	raloxifene HCl (Evista)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator(SERM)	Tablet	Eli Lilly Japan Co-development	02/06
Filed	EPOCH	epoetin beta (Epogin)	# Anemia in premature babies	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	EPOCH	epoetin beta (Epogin)	# Predeposit of autologous blood transfusion	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	CGS20267	letrozole (Femara)	Breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	Novartis Pharma Co-development	00/07
Filed	AVS	nicaraven (Antevas)	Subarachnoidal hemorrhage	Hydroxyl radical scavenger	Injection	In-house	95/04
Preperation for filing	SG-75	nicorandil (Sigmart)	# Acute heart failure	Potassium channel opener	Injection	In-house	
Phase 3	R964		Chronic hepatitis C	In combination with pegylated interferon alpha-2a(Pegasys)	Tablet	Roche	

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 3 (multinational study)	R597	trastuzumab (Herceptin)	# Breast cancer (adjuvant)	Humanized anti-HER2 monoclonal antibody	Injection	Roche/Genentech
Phase2/3	FS-69		Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance
Phase3	MRA	atlizumab	Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	R340	capecitabine (Xeloda)	# Colorectal cancer and gastric cancer	Antimetabolite, 5-FU derivative	Tablet	Roche
Phase 2	R212	orlistat (Xenical)	Obesity	Lipase inhibitor	Capsule	Roche
Phase 2	R484	ibandronic acid	Osteoporosis	Bisphosphonate	Injection	Roche
Phase 2	ED-71		Osteoporosis	Activated Vitamin D derivative	Oral	In-house
Phase 2	MRA	atlizumab	Crohn's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	MRA	atlizumab	Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	EPOCH	epoetin beta (Epogin)	# Anemia with cancer treatment	Recombinant human erythropoietin	Subcutaneous injection	In-house
Phase 2	VAL		Post-hepatectomy/Liver transplantation	Valine Liver-regeneration promoting agent	Injection	In-house
Phase 1 Completed	GM-611	mitemcinal fumarate	Gastroparesis(Diabetic/Idiopathic)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 1 Completed	CHS13340		Osteoporosis	Recombinant parathyroid hormone (rhPTH1-34)	Nasal spray	Daiichi Suntory Pharm Co-development
Phase 1 Completed	R450		Stress urinary incontinence(SUI)	Alpha $_{1A/1L}$ adrenoceptor partial agonist	Oral	Roche
Phase1	CAL		Hypercalcemia of malignancy	Humanized anti-PTHrP monoclonal antibody	Injection	In-house
Phase1	R1415	erlotinib	Lung cancer	Anti epidermal growth factor receptor	Oral	Roche / OSI
Phase1	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house
Phase1	R483		Type II diabetes	Insulin sensitizer	Oral	Roche
Phase1	R744		Renal anemia Cancer associated amemia	CERA(Continuous Erythropoiesis Receptor Activator)	Injection	Roche
Phase1	R484	ibandronic acid	Osteoporosis	Bisphosphonate	Oral	Roche
Phase1	CHC12103		Ovarian, non-small cell lung, breast and colorectal cancer	Poly-(L-glutamic acid)-paclitaxel conjugate	Injection	Cell Therapeutics

* "Codes" for Roche products have been changed from those used by Nippon Roche for development in Japan, to those used with Roche globally.

Overseas Development Pipeline

Status	Code	Generic Name	Expected Indications	Remarks	Dosage Form	Origin	Filing Date
Filed (Taiwan)	PB-94	sevelamer HCl (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme	02/03
Phase 2 Completed (EU)	MRA	atlizumab	Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (US)	GM-611	mitemcinal fumarate	Gastroparesis(Diabetic/Idiopathic) GERD (Gastroesophageal reflux disease)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house	
Phase 2 (France)	MRA	atlizumab	Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (UK)	MRA	atlizumab	Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (US)	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house	
Phase 2 (US)	CAL		Bone metastases	Humanized anti-PTHrP monoclonal antibody	Injection	In-house	
Phase 1 (UK)	AHM		Multiple Myeloma	Humanized anti-HM1.24 monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA	atlizumab	Castleman's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA	atlizumab	Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Preparing for Phase 1 (US)	MRA	atlizumab	Systemic lupus erythematodes(SLE)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	

File Number: 82-34668

Attachment 4

[TRANSLATION]

Fiscal Year 2003 Ended March 31, 2003 Supplementary Materials for Non-Consolidated Financial Results

Creating Value for Life



CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.



Roche
A member of the Roche group

For further inquiries, please contact : Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english

1. Forecasted Results and Differentials

(Millions of Yen)

	FY2003.3 Actual Results	Initial Projection (announced on Nov. 11, 2002)	Change	
			Amount	%
Net Sales	230,287	227,500	2,787	1.2%
Operating Income	27,245	23,000	4,245	18.5%
Recurring Profit	28,362	24,000	4,362	18.2%
Net Income	(21,521)	(20,500)	(1,021)	—
Net Income per Share	¥(55.30)	¥(62.90)	¥7.60	—

Sales grew steadily, mainly in prescription pharmaceuticals. Outbreaks of influenza during the year under review resulted in much higher than expected sales of *Tamiflu*, which compensated for sales of non-prescription products, including *Guronsan* and other nutritional supplement drinks, as well as *Varsan* household-use insecticides, which declined amid an ongoing slump in personal consumption. As a result, overall non-consolidated net sales exceeded projections.

At the profit level, both operating income and recurring profit exceeded forecasts, reflecting the increase in prescription pharmaceutical product sales as well as efforts to ensure the efficient use of SG&A and R&D expenses. However, net income fell short of initial forecasts due to costs related to closing plant and laboratory as well as a substantial devaluation of marketable securities that were recorded as an extraordinary loss.

2. Financial Highlights

(Millions of Yen)

	FY2000.3	FY2001.3	FY2002.3	FY2003.3	FY2003.12 (Provisions)
Net Sales	176,565	181,223	188,352	230,287	218,000
Operating Income	27,584	29,546	25,273	27,245	33,000
Recurring Profit	26,539	28,505	28,120	28,362	33,000
Net Income	4,605	16,192	13,787	(21,521)	21,500
Return on Equity	2.9%	9.3%	7.3%	(9.3)%	—
Return on Assets (Recurring Profit)	8.9%	9.0%	8.6%	7.6%	—
Net Income per Share (Yen) [Basic]	¥18.68	¥64.45	¥54.71	¥(55.30)	¥39.05
Net Income per Share (Yen) [Fully Diluted]	¥16.79	¥54.44	¥46.45	—	—
Shareholders' Equity per Share (Yen)	¥659.17	¥735.38	¥761.74	¥495.15	—
Dividends per Share (Yen)	¥13.00	¥16.00	¥16.00	¥16.00	¥12.00
Payout Ratio	70.0%	24.9%	29.2%	—	—
Shareholders' Equity to Total Assets	53.8%	57.1%	58.2%	65.5%	—
Cost of Sales to Net Sales	29.6%	29.3%	30.6%	34.3%	36.2%
SG&A Expenses to Net Sales	34.3%	34.7%	34.2%	32.7%	30.7%
R&D Expenses	36,188	35,673	40,850	48,604	39,000
R&D Expenses to Net Sales	20.5%	19.7%	21.7%	21.1%	17.9%
Capital Expenditure	11,079	7,697	12,487	16,787	15,000
Depreciation	10,357	9,903	8,845	10,080	9,500
Overseas Sales	8,455	7,691	9,215	8,344	6,000
Overseas Sales Ratio	4.8%	4.2%	4.9%	3.6%	2.8%
Number of Employees	3,606	3,554	3,519	5,017	4,980

Notes:

1. Net Income per Share (Yen) [Fully Diluted] for the fiscal year ended March 31, 2003, is not recorded as the Company recorded a net loss.
2. As of the fiscal year ended March 31, 2003, Accounting Standards Related to Net Income per Share (Financial Accounting Standard No. 2) and Application Guidelines for Accounting Standards Related to Net Income per Share (Accounting Guideline No. 4) were used to calculate net income per share.
3. Number of employees includes employees seconded to other companies.
4. Due to the change in the fiscal term, the next fiscal period is expected to be a nine-month fiscal period ending December 31, 2003.


Net Sales
Recurring Profit
250,000
200,000
150,000
100,000
50,000
0
176,565
181,223
188,352
230,287
218,000
26,539
28,505
28,120
28,362
33,000
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)


ROE
ROA
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
8.9%
9.3%
8.6%
7.6%
9.0%
7.3%
2.9%
-9.3%
2000/3
2001/3
2002/3
2003/3


Cost of Sales to Net Sales
SG&A Ratio
39%
37%
35%
33%
31%
29%
27%
34.3%
34.2%
34.2%
34.3%
36.2%
32.7%
30.7%
29.6%
29.3%
30.6%
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)


R&D Expenses
R&D Ratio
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
20.5%
19.7%
21.7%
21.1%
17.9%
36,188
35,673
40,850
48,604
39,000
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)


Capital Expenditures
Depreciation
25,000
20,000
15,000
10,000
5,000
0
11,079
7,697
12,487
16,787
15,000
10,357
9,903
8,845
10,080
9,500
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)


Overseas Sales
Overseas Ratio
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7%
6%
5%
4%
3%
2%
1%
0%
4.8%
4.2%
4.9%
3.6%
2.7%
8,455
7,691
9,215
8,344
5,900
2000/3
2001/3
2002/3
2003/3
2003/12
(Provision)

3. Forecast for Fiscal Year Ending December 31, 2003

(Millions of Yen)

	FY2003.12	FY2003.3	Change
Net Sales	218,000	230,287	(12.287)
Operating Income	33,000	27,245	5,755
Recurring Profit	33,000	28,362	4,638
Net Income	21,500	(21,521)	43,021
Net Income per Share	¥39.05	¥(55.30)	¥94.35

Note: These performance projections assume that the change in the fiscal term to be discussed at the annual meeting of shareholders slated for late June 25, 2003 will be approved and that, as a result, the fiscal year ending December 31, 2003 will constitute a nine-month fiscal period, which will run from April 1, 2003 to December 31, 2003.

4. Income Statement

(1) Sales by Category

(Millions of Yen)

	FY2003.3		FY2002.3		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	210,194	91.3	164,708	87.4	45,486	27.6
Diagnostics	178	0.1	200	0.1	(22)	(11.1)
Medical Devices	—	—	903	0.5	(903)	—
Sub-total	210,373	91.4	165,811	88.0	44,561	26.9
Nonprescription	19,914	8.6	22,435	11.9	(2,520)	(11.2)
Other	—	—	105	0.1	(105)	—
Total	230,287	100.0	188,352	100.0	41,934	22.3
Overseas Sales	8,344	3.6	9,215	4.9	(871)	(9.5)
Royalty Income	—	—	1,234	0.7	(1,234)	—

Notes:

1. The Company transferred marketing rights for medical devices to Kobayashi Pharmaceutical Co., Ltd., in January 2002 and withdrew from the medical devices business.
2. Nonprescription includes sales of *Varsan*.
3. Patent royalties were recorded under non-operating income from the fiscal year ended March 31, 2003.

For details, please refer to the next page.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

	FY 2000.3	FY 2001.3	FY2002.3		FY2003.3		FY2003.12 Provisions	
				Change		Change	First Half	Full Year
Prescription Pharmaceuticals								
Epogin	53,500	55,300	62,700	13.4%	66,100	5.4%	35,300	55,400
Alfarol	19,400	19,900	20,000	0.5%	17,900	(10.5)%	9,400	14,500
Sigmart	15,600	15,600	15,600	0.0%	15,500	(0.6)%	8,000	12,600
Neutrogin	14,500	14,100	14,200	0.7%	13,700	(3.5)%	7,400	11,700
Tamiflu	—	—	—	—	12,500	—	0	2,700
Rythmodan	9,900	9,700	9,200	(5.2)%	8,500	(7.6)%	4,400	6,900
Furtulon	—	—	—	—	8,100	—	8,900	13,500
Suvenyl	—	2,600	5,800	123.1%	6,000	3.4%	3,800	6,000
Oxarol	—	1,800	4,800	166.7%	5,200	8.3%	3,100	5,200
Kytril	—	—	—	—	5,100	—	5,600	8,800
Herceptin	—	—	—	—	3,500	—	3,600	5,700
Rituxan	—	—	—	—	3,000	—	4,500	7,200
Rocephin	—	—	—	—	2,000	—	2,500	4,200
Rohypnol	—	—	—	—	1,800	—	2,000	3,000
Nonprescription Products								
Guronsan Brand	14,600	13,700	11,400	(16.8)%	8,600	(24.6)%	4,800	7,200
Varsan Brand	8,100	7,800	7,100	(9.0)%	6,600	(7.0)%	5,700	5,200
Chugai Ichoyaku Brand	1,400	1,600	1,600	0.0%	1,600	0.0%	800	1,300
Export Products								
Neutrogin	4,800	4,000	4,800	20.0%	4,500	(6.3)%	2,200	3,400
Sigmart	1,300	1,200	1,700	41.7%	2,300	35.3%	1,100	1,700
Ulcerlmin	1,400	1,400	1,300	(7.1)%	1,300	0.0%	500	800

Notes:

1. In May 2001 *Epogin S* was launched as a prefilled syringe.
2. Tamiflu, Furtulon, Kytril, Herceptin,Rituxan, Rocephin and Rohypnol were originally products of Nippon Roche.
3. Suvenyl was launched in August 2000
4. Oxarol was launched in September 2000
5. The next fiscal period is expected to be a nine-month fiscal period ending December 31, 2003.

(3) SG&A Expenses

(Millions of Yen)

	FY2003.3	Ratio	FY2002.3	Ratio	Change	
					Amount	%
SG&A Expenses	75,210	32.7%	64,490	34.2%	10,719	16.6%
R&D Expenses	48,604	21.1%	40,850	21.7%	7,754	19.0%
Total	123,815	53.8%	105,340	55.9%	18,474	17.5%

Notes:

1. The principal increases within SG&A expenses were costs associated with personnel and sales promotion activities associated with the merger with Nippon Roche, K.K.
2. The principal increases within R&D expenses were personnel costs associated with the merger with Nippon Roche, K.K. as well as costs related to commissioned research and collaborative research activities, the operation of PharmaLogicals Research Pte., Ltd., and the introduction of technologies from Cambridge Antibody Technology (CAT).

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	FY2003.3	FY2002.3	Change
Interest and Dividend Income [Dividend Income]	505 [230]	562 [297]	(56) [(67)]
Interest Expense [Interest Payments on Corporate Bonds]	253 [106]	826 [759]	(572) [(652)]
Net Difference: Financial Income and Expenses	251	(264)	516

Note: Chugai acquired #1 bonds with subscription warrant from Nippon Roche which led to an increase in interest on corporate bonds. However, the conversion of convertible bonds and the redemption of #3 series unsecured convertible bonds and #5 series unsecured convertible bonds resulted in an overall decrease in interest on corporate bonds.

b. Other Non-Operating Income

Other non-operating income consisted mainly of ¥1,048 million of revenues from patent royalties, which have been transferred from net sales as of the fiscal year under review, due to changes in accounting method.

(5) Extraordinary Gains

Gain on sales of investment securities:

Gain on sales of investment and marketable securities.

Gain on sales of investment in subsidiaries:

Gain arising from the transfer of all Chugai's shares in the wholly owned subsidiary Chugai Diagnostics Science Co., Ltd., to Fujirebio Inc. This transfer was made as part of efforts to concentrate management resources on Chugai's core business—prescription pharmaceuticals.

(5) Extraordinary Losses

Office closing costs:

As part of efforts to establish a strong operating base by concentrating and bolstering the efficiency of management resources, Chugai has embarked upon the restructuring of plant and laboratory. As a result, expenses related to closing the Takada Research Laboratory and the Matsunaga Plant as well as expenses related to the sale of the Takaoka Plant were incurred.

Loss on the sale of investment securities:

Loss on the sale of a portion of the Company's investment and marketable securities holdings.

Integration costs:

a) Amortization of unrecognized retirement benefit obligations:

Accompanying the merger with Nippon Roche, K.K., in October 2002, as a result of the substantial increase in the number of employees eligible for pensions and changes in the content of retirement benefit obligations arising as a consequence of the new pension plan implemented following the merger, the existing pension was effectively terminated and in actuality a new pension plan was introduced. As a result of these circumstances, unrecognized retirement benefit obligations as of September 30, 2002 and prior service cost under the new pension plan implemented from October 2002, were recognized as liabilities and recorded as an extraordinary loss.

b) Consulting expenses: Expenses related to various support received in connection with the conclusion of the business alliance.

c) IT-related expenses: Expenses for upgrading the information infrastructure for New Chugai.

Amortization of long-term prepaid expenses:

At the time of the merger with Nippon Roche, the content of long-term prepaid expenses was reviewed and the full amount of such expenses was amortized during the period.

Valuation loss of investment securities:

Impairment loss on those investment and marketable securities that declined significantly in market value.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of Mar. 31, 2003		As of Mar. 31, 2002		Change	Notes
	Amount	%	Amount	%		
Assets	416,549	100.0%	329,809	100.0%	86,739	
Current Assets	265,289	63.7%	153,800	46.6%	111,488	(1)
Fixed Assets	151,259	36.3%	176,008	53.4%	(24,748)	(2)
Liabilities	143,843	34.5%	137,831	41.8%	6,012	
Current Liabilities	89,410	21.5%	84,332	25.6%	5,077	(3)
Fixed Liabilities	54,433	13.0%	53,498	16.2%	934	(4)
Shareholders' Equity	272,705	65.5%	191,977	58.2%	80,727	
Common Stock	68,215	16.5%	24,034	7.3%	44,180	(5)
Additional Paid-In Capital	—	—%	35,180	10.7%	(35,180)	
Legal Reserve	—	—%	5,086	1.5%	(5,086)	
Retained Earnings	—	—%	125,272	38.0%	(125,272)	
Additional Paid-In Capital	88,077	21.1%	—	—%	88,077	(5)
Retained Earnings	115,487	27.7%	—	—%	115,487	
Net Unrealized Gain on Securities	994	0.2%	2,472	0.7%	(1,478)	(5)
Treasury Stock, at Cost	(69)	(0.0)%	(69)	(0.0)%	(0)	(5)

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
62,183	26,271	35,911

Note: The primary factor for this change is the payment from Roche Pharmholding B.V. through a third-party allotment of shares.

b. Marketable Securities

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
47,284	29,181	18,102

Notes: The cancellation of investment trusts led to a decrease, however; the transfer of bonds that will reach maturity within one year to marketable securities resulted in an overall increase.

c. Trade Receivables, Inventories and Turnover Periods

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2002	Change
Outstanding Balance of Trade Receivables	96,616	63,151	33,465
Trade Receivables Turnover Periods (Month)	4.11	3.98	0.13
Outstanding Balance of Inventories	40,076	24,549	15,527
Inventory Turnover Period (Month)	4.83	5.13	(0.30)

Note: Increase mainly due to the wider range of product offerings resulting from the merger with Nippon Roche.

d. Deferred Tax Assets (Current Assets)

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
13,766	5,533	8,233

Note: This increase is primarily owing to taxes on deemed transfer income stemming from the spin off of Gen-Probe Incorporated as well as expenses related to closing production and research sites, which are forecast to be incurred after the next fiscal period.

(2) Fixed Assets

a. Principal Capital Investment

(Millions of Yen)

Utsunomiya Plant

New facilities and renovation of existing facilities for the manufacture of antibodies
(first stage of construction): ¥3,555 (Total investment ¥8,830)
(Planned start and completion: March 2001 – March 2003)

New facilities and renovation of existing facilities for the manufacture of antibodies
(second stage of construction): ¥1,826 (Total investment ¥8,454)
(Planned start and completion: March 2003 – April 2007)

Ukima Plant

Construction of a wing to be used as a new public welfare office: ¥759 (Total investment ¥2,950)
(Planned start and completion: February 2003–May 2004)

Construction of a wing for biological testing agents: ¥632(Total investment ¥2,150)
(Planned start and completion: November 2000 – October 2002)

b. Decline in Investment Securities

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
20,510	41,557	(21,046)

Notes: Decrease due to the transfer of bonds that will reach maturity within one year to marketable securities as well as the sale of corporate stock.

c. Shares of Subsidiary

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
6,081	32,304	(26,223)

Note: Increase and Decrease in Shareholdings in Subsidiaries (Millions of Yen)

Gen-Probe Incorporated	¥(25,625)	Due to the distribution of Gen-Probe shares to the Company's shareholders on July 31, 2002, through a reduction in capital and capital reserves
Chugai Diagnostics Science Co., Ltd.	¥(600)	Due to the transfer of all shares of Chugai Diagnostics Science to Fujirebio Inc.
Chugai Lilly Clinical Research Co., Ltd.	¥(100)	Due to the transfer all shares of Chugai Lilly Clinical Research in line with the dissolution of the joint venture with Eli Lilly and Company
Gotemba Chugai Service Co., Ltd.	¥(30)	Due to the liquidation of Gotemba Chugai Service.
Takaoka Chugai Pharmaceutical Co., Ltd.	¥(10)	Due to the transfer all shares of Takaoka Chugai Pharmaceutical to Fujiyakuhin Co., Ltd.
Koei Pharma Co., Ltd.	¥(0)	Due to the transfer of all shares of Koei Pharma to Qol Co., Ltd.
Eiko Kasei Co., Ltd.	¥140	Due to the purchase of shares held by Sumitomo Chemical Co., Ltd.
Chugai Business Support Co., Ltd.	¥2	To acquire shares held by the subsidiary.

d. Deferred Tax Assets (Fixed Assets)

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
20,046	11,893	8,152

Note: The increase in deferred tax assets is primarily due to the increase in the reserve for employees' retirement benefits and the amortization of long-term prepaid expenses in excess for tax purposes.

(3) Current Liabilities

a. Notes Payable

(Millions of Yen)

Type	As of March 31, 2003	As of March 31, 2002	Change
Raw Materials/Products	712	1,771	(1,059)
Others	10	63	(53)

b. Accrued Income Taxes

(Millions of Yen)

As of March 31, 2003	As of March 31, 2002	Change
31,228	3,473	27,754

Note: Owing primarily to taxes on deemed transfer income, local taxes and business taxes stemming from the spin off of Gen-Probe Incorporated.

c. Accrued Liabilities

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2002	Change
Facilities	8,337	4,974	3,363
Others	9,293	5,727	3,566

Notes:

1. Owing primarily to the establishment of new facilities at the Utsunomiya Plant for the production of antibody agents.
2. Owing primarily to an allocation made for expenses related to closing production and research sites as well as an increase in unpaid sales commissions due to a wider range of product offerings arising from the merger with Nippon Roche.

(4) Fixed Liabilities

a. Status of Corporate Bonds (Outstanding balance of convertible bonds, redemption periods, and others)

	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#6 series Unsecured Convertible Bonds	¥3,482 million [¥25,000 million]	September 2008	¥762.50

Long-term liabilities declined ¥21,421 million from the end of the previous period. This was due to the conversion of convertible bonds into shares. Along with the decline in capital and capital reserves accompanying the allotment of Gen-Probe Incorporated shares and the repayment of cash, the Company made adjustments for changes in the conversion price applicable to conversions in and after August 2002.

	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Number of Stock Options	Type of Stock Issued	Expiration Cycle	Redemption Price
#1 series Bonds with Subscription Warrant	¥6,312 million [¥43,883 million]	4,715,694	Common Stock	October, 2002 – September, 2008	¥1,338.5108

These bonds were acquired along with the merger with Nippon Roche.

(5) Common Stock

a. Change in Common Stock and Additional Paid-in Capital

Name	No. of Shares (1,000)	Common Stock (Millions of Yen)	Additional Paid-in Capital (Millions of Yen)
As of March 31, 2002	252,068	24,034	35,180
Change due to conversion of convertible bonds	52,957	25,651	25,609
Cancellation of treasury stock from retained earnings	(194)	—	—
Reduction in capital with compensation owing to the spin-off of Gen-Probe	—	(19,059)	(19,059)
Third-party allotment of new shares to Roche Pharmholding B.V.	21,103	18,782	18,782
Merger with Nippon Roche	—	—	8,800
Issue of new shares to Roche Pharmholding B.V. due to the merger with Nippon Roche	196,628	—	—
Exercise of option rights on bonds held by Roche Pharmholding B.V.	28,069	18,806	18,764
As of March 31, 2003	550,633	68,215	88,077

b. Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding (%)
Roche Pharmholding B.V. (F0-526401)	275,802	50.13
The Chase Manhattan Bank, N.A., London, SL Omnibus Account	18,624	3.38
The Master Trust Bank of Japan, Ltd., *trust account*	18,201	3.30
The Chase Manhattan Bank, N.A., London	18,001	3.27
State Street Bank & Trust Company	14,600	2.65
J.P. Morgan Trust Bank, Ltd., *tax-free account*	11,569	2.10
Sumitomo Life Insurance Company	6,677	1.21
Boston Safe Deposit BSDT Treaty Clients Omnibus	6,298	1.14
The Nichido Fire and Marine Insurance Co., Ltd.	5,767	1.04
Nihon Trusty Service Trust & Banking Corp., *trust account*	5,413	0.98
Total	380,955	69.25

Note: A submitted report on holders of large volumes of Company stock is as follows.

- Capital Research and Management Company and four affiliated companies
  37,951 thousand shares (7.26% as of October 1, 2002)
- J.P. Morgan Fleming Asset Management (UK) Limited and Three affiliated companies
  28,683 thousand shares (5.21% as of December 31, 2002)
- Deutsche Asset Management Ltd and eight affiliated companies
  4,502 thousand shares (0.86% as of October 31, 2002)
- Goldman Sachs Japan Limited and four affiliated companies
  2,775 thousand shares (0.85% as of October 31, 2002)

c. Shareholders

	As of March 31, 2003	As of March 31, 2002	As of March 31, 2001
Finance	18.24 %	35.11 %	39.20 %
Securities	0.26	1.06	0.40
Corporate	1.33	3.38	3.46
Foreign Corporate	73.43	45.56	42.11
Individual and Others	6.74	14.89	14.83
Total	100.00 %	100.00 %	100.00 %

d. Net Unrealised Gain on Securities

¥994 million of unrealised gains on marketable securities (after deductions for tax-effect accounting) were directly credited to capital.

e. Treasury Stock, at Cost

On July 31, 2002, 194,950 shares of treasury stock were canceled from retained earnings.

6. Other

a. Past Performance of Nippon Roche

(Millions of Yen)

	January 1, 2002 – June 30, 2002	Composition Ratio (%)	January 1, 2001 – December 31, 2001	Composition Ratio (%)
Net Sales	37,406	100.0%	74,364	100.0%
Gross Profit Margin	18,712	50.1%	43,457	58.4%
SG&A Expenses	14,533	38.9%	27,543	37.0%
R&D Expenses	2,513	6.7%	4,639	6.2%
Total Operating Expenses	17,046	45.6%	32,182	43.2%
Operating Income	1,665	4.5%	11,275	15.2%
Recurring Profit	1,850	4.9%	12,253	16.5%
Net Income	1,548	4.1%	1,249	1.7%

b. Inherited Assets and Liabilities from Nippon Roche, K.K.

Due to the merger on October 1, 2002, Chugai has inherited Nippon Roche's assets and liabilities as shown below:

(Millions of Yen)

Account	Amount	Account	Amount
Assets		**Liabilities**	
Current assets:		Current liabilities:	
Cash and deposits	¥16,420	Accounts payable	¥2,501
Accounts receivable	23,867	Short-term borrowings	95
Inventories	14,667	Reserves	2,225
Deferred tax assets	1,075	Other	3,068
Other	5,127	Total current liabilities	7,890
Total current assets	61,158		
		Fixed liabilities:	
Fixed assets:		Warrant bonds	43,883
Tangible fixed assets:	17,078	Long-term debt	2,219
Buildings	11,597	Reserve for employees' retirement	
Machinery and equipment	1,765	benefits	6,626
Other	3,715	Total fixed liabilities	52,728
Intangible fixed assets	142	Total liabilities	¥60,619
Investments and other assets:	2,492		
Investment securities	31		
Deferred tax assets	2,207		
Other	254		
Total fixed assets	19,713		
Total assets	¥80,871	Shareholders' equity	¥20,252

File Number: 82-34668

Attachment 5

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Augmenting Bulk Antibody Facilities at Utsunomiya Plant

Tokyo--March 20, 2003--Chugai Pharmaceutical Co., Ltd (Chugai) announced its decision to augment bulk antibody production facilities at the Company's Utsunomiya plant by constructing four, 10,000-liter culture tanks. This will position Chugai to respond to global development trends in Japan, the United States, and Europe. The Utsunomiya plant produces antibody products such as MRA, a humanized anti-IL-6 receptor monoclonal antibody (generic name: Atlizumab), which is expected to yield results as a treatment for rheumatoid arthritis.

The Utsunomiya Plant is one of Chugai's most important facilities, producing such biotechnology-based medical products as Epoetin Beta, a recombinant erythropoietin and Lenograstim, a recombinant G-CSF.

The dedication ceremony commemorating the completion of the first phase of construction on the bulk antibody production facilities at the Utsunomiya Plant, which began in 2000, was held on March 6, 2003. Operations are scheduled to commence in the first quarter of 2004, and the Company is currently preparing for the approval of the new facilities. Work on the second phase is scheduled to commence in mid-May 2003.

Preparations for MRA clinical trials are currently under way in Japan, the United States, and Europe. It is expected that global development efforts will accelerate as a result of a letter of intent signed by Chugai and F. Hoffmann-La Roche Ltd., in February 2002. Development is being carried out with the goal of submitting applications in Japan, the United States, and Europe.

There are growing expectations that antibody products will prove effective in the treatment of chronic diseases making the lack of production facilities for such drugs a serious global issue. With the augmentation of production facilities, by 2007 Chugai will have a total antibody product production capacity of 65,000 liters, a total that includes its experimental biotechnology drug tanks (two 2,500-liter tanks at the Ukima Plant, in Kita-ku, Tokyo), in addition to the tanks installed during the first phase of construction at the Utsunomiya plant (two 10,000-liter tanks). This will allow Chugai to conduct simultaneous development of several antibodies while producing bulk antibodies for commercial use.

The second phase of construction will leverage surplus space from the first phase of construction to increase efficiency. The total capital investment will be approximately ¥8.5 billion.

Reference

Utsunomiya plant

1. Location: 16-3, Kiyohara Kougyou Danchi, Utsunomiya City, Japan
2. Land area: 122,400 m^2
3. Floor space: 40,600 m^2 (post construction)
4. Business activities: Manufacture of Epogin pre-filled syringes, Neutrogin, and Granocyte

Utsunomiya plant bulk antibody facility construction phase one

1. Commencement of construction: February 2001
2. Completion of construction: January 2002
3. Total investment: ¥5.6 billion
4. Final completion of work: March 2003
5. Commencement of operations: January 2004 (scheduled)
6. Construction area: 4,300 m^2
7. Floor space: 8,600 m^2

Utsunomiya plant bulk antibody facility construction phase two

1. Commencement of construction: May 2003
2. Completion of construction: January 2004
3. Total investment: ¥8.5 billion
4. Final completion of work: second quarter of 2005
5. Commencement of operations: first quarter of 2007
6. Construction area: 760 m^2 (additional building constructed in phase two)
7. Floor space: 4,020 m^2 (including 1,530 m^2 addition in phase two)

Chugai's bulk antibody facilities

1. Ukima Plant Two 2,500-liter tanks constructed in 1997 for MRA experimental pharmaceutical production
2. Utsunomiya Plant construction phase 1 Two 10,000-liter tanks constructed in 2004 for MRA experimental pharmaceutical production
3. Utsunomiya Plant construction phase 2 Four 10,000-liter tanks constructed in 2007 for MRA commercial pharmaceutical production

File Number: 82-34668

Attachment 6

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

NOTICE OF SALE OF THE TAKADA RESEARCH LABORATORY SITE

On April 8, 2003, Chugai Pharmaceutical Co., Ltd. (Chugai) and Kajima Construction Corporation (Kajima) signed an agreement for the sale of the Takada Research Laboratory Site (3-41-8 Takada, Toshima Ward, Tokyo) in its present condition.

1. Background

The Takada Research Laboratory was built in 1950 as a technical research laboratory. Since its completion in 1960, the laboratory has long served as the core of Chugai's research functions. However, the site in central Tokyo is limited by its relatively small floor area and, with the growth of a residential community in the surrounding area in recent years, has become increasing less suitable as a research laboratory. Consequently, Chugai decided to close the laboratory and sell the site at the end of December 2003.

Kajima successfully outbid several competing companies in a selective competitive bidding process.

2. Site description

Land area: 8,167.96 m^2

Structures: six-story of research laboratory building with reinforced concrete, and five auxiliary buildings (total floor area of the six structures: 19,220.25m^2).

3. Effect on Chugai's balance sheets

After deductions that will include the book value of the land and expenses related to closing the research laboratory, the net profit from the sale will be reflected in Chugai's fiscal 2003 (April 2003 to December 2003) financial statements.

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Closure of Research Operations of Chugai Pharma USA

Tokyo--April 10, 2003--Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that the Company has resolved the closure of Research operations of Chugai Pharma USA, L.L.C., a wholly owned subsidiary of Chugai.

Following the strategic alliance with F. Hoffmann-La Roche (Roche), officially implemented in October 2002, Chugai has aimed to maximize the Company's business development operations across the Group by maximizing sales synergies (enhanced sales productivity), cost synergies (improved cost structures), and R&D synergies (enriched pipelines and improved research efficiencies.)

Since Chugai considered the restructuring of production and research sites an essential challenge to be addressed, the closing of the Matsunaga plant and Takada Research Laboratory and the transfer of manufacturing functions at the Takaoka plant were resolved with careful consideration. The closure of CPUSA's Research operations aims to implement and maximize the enforcement of cost structure reforms realized by the alliance synergies; in other words, these reforms aim to enforce Chugai's drug discovery theme through the further concentrated use of research resources.

According to this resolution, Research operations at CPUSA will cease on July 7, 2003 and approximately 50 research positions will be terminated. These researchers will be supported by CPUSA's Employee Assistance Program and will be considered for positions vacant at Roche's research facilities in Palo Alto, U.S.A. Current research projects at CPUSA will be continued at the research facilities of either Roche or Chugai.

With a re-enforced focus on development and marketing in the U.S.A, Chugai is certain that CPUSA will contribute to the further expansion of the Chugai Group and its global business.

File Number: 82-34668

Attachment 8


Roche
A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp


CHUGAI

Translation

Transfer of Sales and Marketing Rights of Euglucon® and Lanirapid®

Tokyo--April 21, 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President and CEO: Osamu Nagayama] announced today that Chugai and Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") [Main Office: Chuo-ku, Tokyo. President and CEO: Toichi Takenaka] have reached a basic agreement to transfer the sales and marketing rights of Euglucon®, an agent for oral hypoglycemic, and Lanirapid®, an agent for cardiac glycoside, from Yamanouchi to Chugai on October 1, 2003. As per previous agreements, Chugai possesses the manufacturing rights.

According to the basic agreement, Chugai will commence sales and marketing operations from October 1, 2003, and focus on communicating information on these two products with medical institutions.

Euglucon® has been prescribed as the standard therapeutic drug for diabetes mellitus (DM) worldwide, following it's launch in 1971 in Japan. In 1979, Lanirapid® was launched in Japan to treat heart failure and arrhythmia.

Chugai's lineup for the treatment of DM also consists of Diaben®. The Company conducts sales and marketing of the following 6 products to treat the complications of DM: Epogin®, an agent for anemia associated with chronic renal failure; Bezalip®, an agent for hyperlipidemia; Preran®, an ACE inhibitor for hypertension; Sigmart®, an anti-anginal agent; and Alfarol® and Rocaltrol®, activated vitamin D3 agents. In addition, Chugai undertakes sales and marketing for heart failure and arrhythmia with Gigosin®、cardiac glycoside and Rythmodan®, respectively.

By adding Euglucon® and Lanirapid® to Chugai's main portfolios in the therapeutic fields of DM and heart failure, the Company contributes to the medical needs of patients.

Attachment 9

File Number: 82-34668

Translation

May 16, 2003

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama
President & CEO
Inquiries to: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Tel: 03-3273-0881

NOTICE REGARDING REPURCHASE OF ITS OWN SHARES

(Repurchase of its own shares under Article 210 of the Commercial Code)

At the Board of Directors Meeting held on May 16, 2003, Chugai Pharmaceutical Co., Ltd. (Chugai) resolved to propose an agenda asking for authorization to repurchase its own shares under Article 210 of the Commercial Code at the 92nd Annual General Meeting of Shareholders to be held on June 25, 2003.

1. Reason for share repurchase

In order to implement flexible capital policies in accordance with the business environment.

2. Details of share repurchase

(1) Type of shares to be repurchased: Shares of common stock
(2) Number of shares to be repurchased: Up to 5,000,000 shares
(3) Aggregate repurchase price of shares: Up to7 billion yen

Note: The contents stated above is subject to the approval of "the repurchase of it own shares" by Chugai's shareholders at the 92nd Annual General Meeting of Shareholders to be held on June 25, 2003.

Attachment 10

File Number: 82-34668

Translation

May 16, 2003

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

NOTIFICATION ABOUT STOCK OPTIONS (STOCK ACQUISITION RIGHTS)

The Board of Directors of Chugai Pharmaceutical Co., Ltd., at its meeting on May 16, 2003, decided that it would make a proposition to the regular shareholders meeting to be held on June 25, 2003, that acquisition rights be offered as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code. Details of the proposition are as follows.

1. Reason for offering stock acquisition rights on particularly favorable conditions

Stock acquisition rights are offered without charge to the directors and employees of the Company and its subsidiaries without charge and on the conditions stated below, for the purposes of enhancing motivation and morale, securing top-class human resources and improving the Company's performance.

2. Conditions of the offering of the stock acquisition rights

(1) Persons to whom stock acquisition rights are assigned

Stock acquisition rights are assigned to the directors and employees of the Company and its subsidiaries

(2) Type and number of shares subject to stock acquisition rights

Up to 350,000 shares of the Company's common stock

When the Company should declare stock splits or reverse stock splits, the number of the shares subject to stock acquisition rights shall be adjusted according to the following equation. Provided, however, that such adjustment shall be made to the number of the shares to which stock acquisition rights have not been exercised by the time of stock splits or reverse splits and that fractions smaller than one share shall be discarded.

(Number of shares after adjustment) = (Number of shares before adjustment) x (Ratio of split or reverse split)

The Company will adjust the number of shares as needed when the stock acquisition rights are assumed by the new company founded as a result of the Company's merger, consolidation or corporate breakup.

(3) Number of stock acquisition rights to be offered

Up to 3,500 (100 common shares per stock acquisition right. When the adjustment as stipulated in the above (2) is made, similar adjustment shall be made.)

(4) Price of stock acquisition rights

Stock acquisition rights shall be offered without charge.

(5) Amount to be paid for the exercise of stock acquisition right

The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method of the following paragraph) multiplied by the number of shares per stock acquisition right as stipulate in the above (3).

The amount to be paid per share shall be the average of the closing prices of the Company's common stock on all trading days (except days on which the trading volumes are zero) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (fractions smaller than a yen rounded up).

Provided, however, that if the above amount should be below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If the trading volume should be zero on the preceding day, the closing price as mentioned in the above sentence shall be the closing price on the day before such day.)

When the Company should declare stock splits or reverse stock splits, the amount to be paid per share shall be adjusted according to the following equation (fractions smaller than a yen rounded up).

$$\begin{array}{c}\text{(Amount to be paid}\\ \text{after adjustment)}\end{array} = \begin{array}{c}\text{(Amount to be paid}\\ \text{before adjustment)}\end{array} \times \frac{1}{\text{Ratio of split or reverse split}}$$

When the Company should issue new shares or sell treasury shares at below market values (except for the exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following equation (fractions smaller than a yen rounded up).

$$\begin{array}{c}\text{(Amount to be paid}\\ \text{after adjustment)}\end{array} = \begin{array}{c}\text{(Amount to be paid}\\ \text{before adjustment)}\end{array} \times \frac{\begin{array}{c}\text{(Number of}\\ \text{outstanding shares)}\end{array} + \dfrac{\begin{array}{c}\text{(Number of}\\ \text{new shares)}\end{array} \times \begin{array}{c}\text{(Amount to be}\\ \text{paid per share)}\end{array}}{\text{(Share price before new issue)}}}{\text{(Number of outstanding shares)} + \text{(Number of new shares)}}$$

The number of outstanding shares in the above equation means the number of the Company's outstanding shares minus the Company's treasury shares. In the case of the sale of treasury shares, "number of new shares" and "amount to be paid per share" shall be substituted by "number of treasury shares sold" and "selling price per share" respectively.

The Company will adjust the number of shares as needed when the stock acquisition rights are assumed by the new company founded as a result of the Company's merger, consolidation or corporate breakup.

(6) Exercise period of the stock acquisition right

From July 1, 2003 to June 25, 2013

(7) Conditions for the exercise of stock acquisition rights

(A) Stock acquisition right holders must maintain their positions as directors, auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office or retired under the age limit or for other good reasons.

(B) The other conditions shall be stipulated in the Stock acquisition Right Assignment Agreement to be concluded between the Company and each person to whom stock acquisition rights are assigned in accordance with the resolutions by the shareholders meeting and the board of directors meeting.

(8) Conditions for cancellation of stock acquisition rights

(A) Stock acquisition rights shall be cancelled without compensation when the shareholders meeting has approved a merger agreement that makes the Company defunct or a stock exchange or stock transfer agreement that makes the Company a 100% subsidiary.

(B) When stock acquisition right holders lose their rights pursuant to the above (7) before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation..

(9) Limitation to the transfer of stock acquisition rights

Transfer of stock acquisition rights shall be subject to the approval by the board of directors

(Note) The above details will be materialized after the approval by the shareholders meeting (to be held on June 25, 2003) of the proposal, "Issuance of Stock Acquisition Rights as stock option."

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

New Product for Release: "Varsan® Goki- Zero One"

Tokyo--March 3, 2003 --Chugai Pharmaceutical Co., Ltd (Chugai) announced today that the company will release today, a new quasi-drug product from the Varsan® brand line of home-use insecticides; "Varsan® Goki-Zero One," a 'baited-trap'-style insecticide.

Varsan® Goki-Zero One

"Varsan® Goki-Zero One" contains the agricultural chemical, 'fipronil'. Its container has been newly designed to allow the cockroach easier entry to the bait. The cockroach returns to the nest where other cockroaches are exterminated after consuming the waste of the initial cockroach. "Varsan® Goki-Zero One" can cover a whole household kitchen with effects lasting for 6 months.

With this new product, Chugai hopes to strengthen the Varsan® brand's line up and continue to enforce its effort through advertisement and store front promotions to enhance people's hygienic and comfortable lives.

Product Description: Varsan® Goki-Zero One

【Features】

- You need only one product to cover a whole household kitchen.
- Contains the agricultural chemical, 'fipronil'.
- Easily lures cockroaches to the bait. Other cockroaches are exterminated after consuming the waste of the initial cockroach.
- Fits easily into narrow spaces, with 8 ports of entry for the cockroach.
- Effective for 6 months

Product	**Varsan® Goki-Zero One**
Generic Name	Gokiout F3
Classification	Quasi Drug
Application	Exterminating cockroaches
Component	fipronil
Contents	4.5g x 1
Recommended retail price (without tax)	700 yen
Sales Area	Nationwide (Pharmacies and Drug stores)

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo
Tel: +81 (3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

New Product Release–"Guronsan G"

Tokyo—March 3, 2003—Chugai Pharmaceutical Co., Ltd (Chugai) announced today that on March 10, 2003, the Company will release Guronsan G, a new quasi-medicinal mini-tonic drink.

Joining the Guronsan product lineup, the 50ml mini-tonic drink Guronsan G was designed to provide the potency and flavor sought by mini-tonic consumers. Guronsan G contains a mixture of active ingredients, including glucuronolactone, which is effective in providing nutritional supplements in times of physical fatigue and Royal Jelly, which is said to contain a full range of amino acids and nutrients. Other ingredients include Siberian ginseng, which has such properties as glycoside and vitamins. Guronsan G also contains a vitamin B complex that the human body often becomes deficient in during times of low physical energy.

Guronsan G's flavor provides a good balance between glucuronolactone's naturally acidic taste and the bitter taste associated with traditional medicine. Care was taken to ensure a crisp, clean sensation with no displeasing aftertaste. To fulfill the needs of consumers seeking further information on fatigue and the medicinal properties of Guronsan G, Chugai has developed a blister-pack set that includes two bottles of Guronsan G as well as a Vitality Information leaflet. Such steps will not only ensure that the Vitality information is properly made available to consumers, but to convey Guronsan G's dramatic entrance and novelty to consumers.

For broadcast advertising, Chugai will produce a series of commercial that center on the growth and development of a man in his late 20s. The Company hopes that the younger generation of consumers will grow familiar with and try Guronson G. The commercials portray two young architects who mature through friendly competition. The main character, architect Jin Takahara, will be played by actor Michitaka Tsutsui. Actor Yoshihiko Hakamada will portray his friend and fellow architect Shunsuke Tashiro; actress Nanae will play the part of Jin's younger sister.

Chugai will set up a Guronson G website (guronson.com), which will broadcast previews of Guronson G television commercials. The Company will roll out a multi-tiered advertising campaign by leveraging new media–the Internet in conjunction with television commercials.

By bringing Guronsan G to the market, Chugai Pharmaceuticals intends to attract new tonic-drink customers. Through its dynamic advertising and point-of-sale promotion campaign, the Company will expand its sales and bring new energy to store front.

Product Overview

Product name: Guronsan G

Category: Quasi-medicinal product

Ingredients: (per bottle)

Glucuronolactone:	1,000mg
Vitamin B_1 nitrate	10mg
Vitamin B_2 phosphate	10mg
Vitamin B_6	10mg
Nicotinic-acid amide	50mg
Anhydrous caffeine	50mg
Carnitine Chloride	100mg
Royal Jelly tincture	100mg
(converted primary medicinal volume 100mg)	
Siberian Gingseng extract	20mg
(converted primary medicinal volume 400mg)	

(Alcohol: less than 0.3 ml)

Additives: Benzoate, fragrance

Efficacy:

- Revitalizer
- Fortifies delicate constitution
- Nutritional supplementation for physical fatigue, during or following sickness, nutritional disorders, febrile illness and prior to or following childbirth.

Dosage: For adults (15 years or older), one bottle per day

Packaging: 50 ml bottles

Price: ¥280 (MSRP, tax not included)

Sales outlets: Nationwide pharmacies, drug stores, major convenience stores and supermarkets

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881
E-mail: pr@chugai-pharm.co.jp

Donation of Specially Equipped Para-transit Vehicles for Welfare Service

Exceeding 100 Vehicles in Nineteen Years

Tokyo—March 12, 2003—Chugai Pharmaceutical Co., Ltd. (Chugai) announced today that it will donate specially-equipped para-transit vehicles to the following five institutions: Tokuju-en Dayservice Center, Minamiyamashiro-mura Council of Socialwelfare, Kushigata-so Dayservice Center, Sakito-cho Council of Socialwelfare and Togo-cho Council of Socialwelfare. Every year since the Company's 60th anniversary in 1985 and as part of the continuing 60th commemorative project, Chugai has donated vehicles to institutions and facilities that provide social services to the elderly, nationwide, under the guidance of the Central Community Chest of Japan and the National Council of Social Welfare.

This year is the nineteenth year of the commemorative project, and the donation to the social welfare corporation in Nagasaki Prefecture on March 24 will mark the 100th vehicle delivered.

In response to Japan's aging society, there is a strong need for the provision of welfare services. Numerous institutions, groups and facilities have provided such services. In order to effectively manage such welfare services, the establishment of a solid para-transit service between homes and facilities is an issue that needs attention.

The vehicles Chugai is donating are Toyota's automatic "High-ace Super Long Commuter" models with a capacity to seat three passengers in the front (including the driver), and a lift for wheel-chair access. There are two other fixed seats and one chair that can be folded up, which provides the capacity to carry eight passengers. (When the chair is not folded up, the van can only carry two wheelchairs.)

These vehicles are remodeled for welfare use, placing special importance on safety and function, by Develo Co., Ltd. (headquarter: Mito City), a leading company in this field. Develo Co., Ltd. makes vehicles containing bathing facilities, and vehicles specially designed for transportation and other functions.

A List of Institutions for Year 2003 Donation

Fukuoka Prefecture	Tokuju-en Dayservice Center	Date: March 18, 2003 Time: 11:00 AM- Place: below
	4-13-1 Tokuriki, Kokuraminami-ku, Kitakyushu-shi 802-0974 Tel: +81(0) 93-962-7066	
Kyoto Prefecture	Minamiyamashiro-mura Council of Socialwelfare	Date: March 18, 2003 Time: 2:00 PM- Place: below
	4 Koazaohinaba, Ohazakitaohgawara, Minamiyamashiro-mura, Souraku-gun. 619-1411 Tel: +81(0) 7439-3-1201	
Yamanashi Prefecture	Kushigata-so Dayservice Center	Date: March 19, 2003 Time: 1:00 PM- Place: below
	1408 Kamimiyaji, Kushigata-cho, Nakagoma-gun. 400-0312 Tel: +81(0) 55-284-6558	
Nagasaki Prefecture	Sakito-cho Council of Socialwelfare	Date: March 24, 2003 Time: 1:00 PM- Place: below
	1791-7 Azakurisaki, Kakiuranogou, Sakito-cho, Nishisonogi-gun. 857-3101 Tel: +81(0) 959-35-3555	
Miyazaki Prefecture	Togo-cho Council of Socialwelfare	Date: March 26, 2003 Time: 1:00 PM- Place: below
	1265 Ohazayamagehei, Tougo-cho, Higashiusuki-gun. 883-0102 Tel: +81(0) 982-69-2116	

Chugai Pharmaceutical Co., Ltd.
President & CEO: Osamu Nagayama
Capital: 24 billion yen (as of end of March, 2002)
Total Sales: 188.3 billion yen (as of end of March, 2002)
Employees: 5,085 (as October, 2002)

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Renagel® (sevelamer hydrochloride) 250mg Tablets
Attain the NHI Drug Price Listing

Tokyo--April 1, 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that the Company has attained the National Health Insurance (NHI) drug price listing for Renagel® (sevelamer hydrochloride) 250mg tablets; the price is fixed at 35.60 yen per tablet. Renagel® is collaboratively developed by Chugai and Kirin Brewery Co., Ltd. Renagel® 250mg tablets are scheduled to be launched in Japan on June 26, 2003.

Sevelamer hydrochloride, the active ingredient of Renagel®, was originally developed by GelTex (currently one of the group companies of Genzyme Corporation) in the USA. Renagel® is effective for the treatment of hyperphosphatemia observed in hemodialysis patients and has been approved among 27 countries and launched in 23 countries worldwide as of December 2002. In Japan, the New Drug Application for Renagel® was filed in December 2001, and the approval was granted on January 31, 2003.

Most hemodialysis patients suffer from persistent hyperphosphatemia and are forced to have restrictions placed on their diet. In addition, the oral administration of calcium salts has been the preferred treatment in Japan to reduce serum phosphorus. Renagel® is the first calcium- and aluminum-free drug for the treatment of hyperphosphatemia. Renagel® binds to phosphate and is not absorbed into the gastro-intestinal tracts but rather excreted in the feces, thereby reducing the uptake of dietary phosphate and lowering serum phosphorus in hemodialysis patients.

Chugai places high importance on renal disease as one of its strategic therapeutic domains. By adding Renagel® into Chugai's main portfolios such as Epogin® (Agent for anemia associated with chronic renal failure), Alfarol®, (Ca・Bone metabolism) and Oxarol® (Agent for secondary hyperparathyroidism in hemodialysis patients), the Company continuously strives to strengthen this therapeutic domain.

Translation

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-Chome, Chuo-ku, Tokyo.
Tel: +81-(3)-3273-0881
E-mail: pr@chugai-pharm.co.jp

Two New Products Released for the Home-Use Insecticides Line-up

Tokyo --April 1, 2003-- Chugai Pharmaceutical Co., Ltd (Chugai) announced today the release of two new products for its home-use insecticides lineup, "Froth Varsan®" and "Froth Varsan®" for small insects". Both products contain no chemicals.

"Froth Varsan®" kills cockroaches with an acrylic foam that instantly encases and solidifies them. Froth Varsan® for other small insects" is designed to kill insects such as spiders, cabbage bugs, ants, slaters and galley-worms in a similar way. These two products have no odor, and the encased cockroaches and insects are easily detached from the floor leaving no mess.

With these two new products, Chugai hopes to strengthen the Varsan® brand's line-up through advertisements and store-front promotions.

Product Description:

Froth Varsan® and Froth Varsan® for small insects

【Features】

- Kills cockroaches and other small insects with a unique foam that encases and solidifies them instantly.
- Foam is easily detached from the floor and does not make a mess.
- No odor
- No chemical components.

Product	**Froth Varsan®**
Classification	Sundry articles
Application	Cockroach repellent
Component	Acryl plastic and detergent
Contents	140 g
Recommended retail price (without Tax)	950 yen
Sales	Nationwide (Pharmacies and Drug stores)

Product	**Froth Varsan® for small insects**
Classification	Sundry articles
Application	Spiders, cabbage bugs, ants, slaters and galley-worms
Component	Acryl plastic and detergent
Contents	140 g
Recommended retail price (without Tax)	950 yen
Sales	Nationwide (Pharmacies and Drug stores)


バルサン
泡で固める
バルサン®
ゴキブリを瞬時にキャッチ!
殺虫成分を使っていません。


バルサン
いや〜な虫
退治
泡で固める
バルサン®
いや〜な虫を瞬時にキャッチ!
殺虫成分を使っていません。

File Number: 82-34668

Attachment 16


Roche

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp


CHUGAI

Translation

Anti-Influenza Drug Tamiflu®

Tokyo---May 16, 2003---Chugai Pharmaceutical Co., Ltd (Chugai) today gave a general overview of the 2002-2003 flu season and announced the future manufacturing and supply plan for 2003-2004 of Chugai's anti-influenza drug "Tamiflu® capsules" and "Tamiflu® dry syrup", imported from F. Hoffmann-La Roche (Roche) and manufactured and packaged in Japan before distribution to the Japanese market. Also, Chugai extends its sincerest apologies to all the patients, families and staff in medical institutions for the inconvenience caused due to the product shortage this flu season.

1. Supply Plan and Results for the 2002-2003 flu season

1) Initial Plan

The prevalence of influenza substantially changes every year and is extremely difficult to predict. Taking this into consideration, Chugai has determined from periodic reports issued by the Infectious Disease Surveillance Center at Japan's National Institute of Infectious Diseases that each season there will be approximately 6 million influenza patients—this is calculated from records indicating the average number of individuals with flu-like symptoms who have visited medical facilities over the past ten years—and formulated a supply plan based on this figure.

2) Background of the Supply Shortage

A routine inspection of the incoming bulk supply of Tamiflu dry syrup, imported in July 2002, revealed a quality problem, which led manufacturers to launch an investigation into the causes and subsequently improve the manufacturing processes. Although the provision of the capsule-form went forward as initially planned, the provision of dry syrup was behind schedule.

Compared with the previous two seasons, the rapid increase in the number of influenza patients in 2002-2003, coupled with concerns over supply shortages of dry syrup, gave rise to speculation of a chain reaction resulting in a shortage of capsules as well. Furthermore, as we enter the third season since the launch of Tamiflu in February 2001, orders from medical institutions are soaring due to heightened levels of awareness regarding drug efficacy. This and other contributing factors has seen a continual flood of orders from wholesalers from end-2002 to present that has prevented us from sufficiently meeting the demand from medical facilities for not only dry syrup, but also the capsule-form.

3) Action

Chugai consulted the Ministry of Health, Labour and Welfare (MHLW), the Japan Medical Association, the Japan Pharmaceutical Association, the Social Insurance Medical Fee Payment Fund and other related associations on ways to respond to the situation. Chugai released information via the mass media and company website to gain public understanding. In addition, Chugai asked wholesalers for their cooperation in coping with shipment delays and appreciation of the situation.

At the same time, for emergency purposes, Chugai requested that Roche up production to an extraordinary level, so that Chugai could treat the 5.38 million individuals. (Capsule for roughly 4.69 million and dry syrup for roughly 690 thousand sufferers)

2. Demand Forecast and Manufacturing Plan for 2003-2004

The prevalence of influenza and the demand forecast of Tamiflu are extremely difficult to predict because an objective indicator of affected patients is not currently available. To not see a repetition of the scenario, by averaging the highest possible number of flu prevalence over the past decade, Chugai estimates the number of patients diagnosed will be 10 million and has begun to create a manufacturing plan in accordance with the above data, giving due respect to maintaining a sufficient quantity of both distribution and safety stock. In addition, Chugai is going to formulate a concrete supply and shipping plan, based on the advice from MHLW and other related associates, in the near future.